Exhibit 99.38

GCM Mining Corp.

(Formerly Gran Colombia Gold Corp.)

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

Management’s Report

Management is responsible for preparing the consolidated financial statements and accompanying notes. The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards and, where appropriate, include management’s best estimates and judgments, particularly in those circumstances where transactions affecting a current period are dependent upon future events. Management has established and maintains a system of internal controls that is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and the financial information is reliable and accurate.

The Company’s external auditors, KPMG LLP, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Audit Committee.

The Audit Committee of the Board of Directors, consisting exclusively of independent directors, has reviewed in detail the consolidated financial statements with management and the external auditors. The Board of Directors on the recommendation of the Audit Committee has approved the consolidated financial statements.

“Lombardo Paredes Arenas”	“Michael Davies”
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
March 31, 2022

KPMG LLP	Telephone (416) 777-8500
Bay Adelaide Centre	Fax (416) 777-8818
Suite 4600	www.kpmg.ca
333 Bay Street
Toronto ON
M5H 2S5

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Opinion

We have audited the consolidated financial statements of GCM Mining Corp. (formerly Gran Colombia Gold Corp.) (the Entity), which comprise:

●	the consolidated statements of financial position as at December 31, 2021 and December 31, 2020

●	the consolidated statements of operations for the years then ended

●	the consolidated statements of comprehensive income (loss) for the years then ended

●	the consolidated statements of equity for the years then ended

●	the consolidated statements of cash flows for the years then ended

●	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Entity as at December 31, 2021 and December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2021. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditors’ report.

Accounting for the loss of control of Aris Gold

Description of the matter

We draw attention to Note 5a to the financial statements. On February 4, 2021, the escrow release conditions for the Aris Transaction were satisfied and Aris issued 37,777,778 common shares to the holders, decreasing the Entity’s investment in Aris from 53.5% to 44.3%. The reduction in the Entity’s equity interest of Aris resulted in a loss of control. The Entity derecognized the related assets, liabilities and non-controlling interest related to Aris on February 4, 2021 and recognized a gain on loss of control of Aris in the amount of $56,886 thousand. The Entity ceased consolidating Aris in its financial statements and commenced equity accounting for its investment.

Why the matter is a key audit matter

We identified the accounting for the loss of control of Aris as a key audit matter. This represented a significant risk of material misstatement and significant auditor effort was required in performing our audit procedures.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter.

We read the Aris subscription receipt agreements to understand the terms of the transaction.

We evaluated the determination of the accounting for the loss of control of Aris, including fair value of equity interests retained in Aris, the carrying amount of net assets of Aris and non-controlling interests in the subsidiary, and the fair value of any intercompany transactions remaining after the loss of control date.

Evaluation of acquisition-date fair value of exploration and evaluation asset and deferred revenue

Description of the matter

We draw attention to Note 6 to the financial statements. On June 4, 2021, the Entity completed the acquisition of all of the issued and outstanding common shares of Gold X not already owned by the Entity. The acquisition of Gold X was accounted for as an asset acquisition, whereby the total purchase price was allocated based on the relative fair value of the assets and the liabilities acquired. In connection with this acquisition, the Entity recorded exploration and evaluation asset of $263,546 thousand and deferred revenue of $84,000 thousand.

Why the matter is a key audit matter

We identified the evaluation of the acquisition-date fair value of exploration and evaluation asset and deferred revenue as a key audit matter. This matter represented a significant risk of material misstatement given the magnitude of the exploration and evaluation asset and deferred revenue acquired. In addition, the involvement of those with specialized skills and knowledge was required in performing and evaluating the results of our audit procedures due to the sensitivity of the fair value to possible changes in significant assumptions used in the models.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter.

We evaluated the appropriateness of the life of mine production used in the deferred revenue model by comparing to historically published mineral resources. We assessed the competence, capabilities and objectivity of management’s experts who prepared the mineral reserves and mineral resources estimate, including the industry and regulatory standards they applied.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”),

a Swiss entity. KPMG Canada provides services to KPMG LLP.

We involved valuation professionals with specialized skills and knowledge, who assisted with:

●

Assessing management’s forecasted gold and silver prices used to determine the fair value of deferred revenue by comparing to estimates that were independently obtained using publicly available third-party sources

●	Assessing the discount rate used to determine the fair value of deferred revenue by comparing to independent assumptions obtained from publicly available third-party sources

●	Assessing the implied value per ounce used to determine the fair value of the exploration and evaluation asset by comparing to implied value per ounce from comparable market transactions.

Other Information

Management is responsible for the other information. Other information comprises:

●	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”),

a Swiss entity. KPMG Canada provides services to KPMG LLP.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

●

Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

●

Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”),

a Swiss entity. KPMG Canada provides services to KPMG LLP.

The engagement partner on the audit resulting in this auditors’ report is Daniel Gordon Ricica.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 31, 2022

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”),

a Swiss entity. KPMG Canada provides services to KPMG LLP.

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

		As at	As at
	Notes	December 31, 2021	December 31, 2020

ASSETS
Current
Cash and cash equivalents		$323,565	$122,508
Cash in escrow	7	-	144,409
Gold bullion	17c	4,479	-
Gold Trust Account	12b	-	4,368
Accounts receivable and other	17b	29,566	24,193
Inventories	8	22,412	30,374
Prepaid expenses and deposits		1,946	2,855
		381,968	328,707
Non-current
Cash in trust	6, 15	783	742
Mining interests, plant and equipment	9	455,778	302,609
Investments and other assets	10	159,856	18,507
Total assets		$998,385	$650,565

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	11	$35,213	$48,488
Subscription Receipts payable	5b	-	74,101
Income tax payable	16	15,739	38,027
Current portion of long-term debt	12	8,135	12,358
Current portion of lease obligations	13	1,718	1,961
Current portion of provisions	14	1,662	1,174
Amounts payable related to acquisitions of mining interests	27a	1,848	2,280
		64,315	178,389
Non-current
Long-term debt	12	306,131	127,848
Lease obligations	13	2,087	2,983
Provisions	14	22,655	31,256
Warrant liabilities	15d	32,195	91,639
Deferred revenue	6	84,000	-
Deferred income taxes	16	8,476	22,222
Total liabilities		519,859	454,337

Equity
Share capital	15b	626,042	472,219
Share purchase warrants		10,252	-
Contributed surplus		177,315	180,498
Accumulated other comprehensive loss		(122,696)	(115,837)
Deficit		(212,387)	(383,168)

Total equity attributable to shareholders		478,526	153,712
Non-controlling interest		-	42,516
Total equity		478,526	196,228
Total liabilities and shareholders’ equity		$998,385	$650,565

Commitments and Contingencies	(Note 14, 27)
Subsequent events	(Notes 10c, 15b, 15c, 15d, 28)
On behalf of the Board of Directors:

“Miguel de la Campa” (Signed)	“Robert Metcalfe” (Signed)

See accompanying notes to the consolidated financial statements.

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars, except share amounts)

	Notes	Years ended December 31,
		2021	2020

Revenue	18	$382,611	$390,921

Costs and expenses
Cost of sales	19	212,560	198,721
General and administrative		18,258	18,807
Share-based compensation	15e	1,677	7,811
Social contributions and programs	27b	11,719	10,637

Income from operations		138,397	154,945
Other income (expense)
Finance income		1,427	1,493
Finance costs	20	(18,596)	(30,280)
RTO Transaction costs	5c	-	(16,700)
Aris Transaction costs	5a	(9,817)	-
Gain on loss of control of Aris	5a	56,886	-
Gain from equity accounting in associates	10	2,192	321
Gain on sale of Zancudo Project	10c	8,913	-
Gain (loss) on financial instruments	21	49,624	(72,869)
Gain on sale of securities, net	21	-	3,099
Foreign exchange gain (loss)		2,679	(1,964)
		93,308	(116,900)

Income before income tax		231,705	38,045
Income tax (expense) recovery
Current	16	(55,444)	(60,958)
Deferred	16	3,707	(4,658)
		(51,737)	(65,616)

Net income (loss)		$179,968	$(27,571)
Attributed to:
Shareholders of the Company		$186,226	$(4,653)
Non-controlling interest		(6,258)	(22,918)
		$179,968	$(27,571)

Net earnings (loss) per share attributed to shareholders of the Company
Basic	24	$2.25	$(0.08)
Diluted	24	1.59	(0.08)

Basic weighted average number of common shares outstanding		82,812,159	60,700,238
Diluted weighted average number of common shares outstanding		94,885,233	60,700,238

See accompanying notes to the consolidated financial statements.

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars)

		Years ended December 31,
	Notes	2021	2020

Net income (loss)		$179,968	$(27,571)

Other comprehensive income (loss):

Items that will not be reclassified to profit in subsequent periods:
Unrealized (loss) gain on investment in Amilot, net of $Nil tax (2020 - $Nil)	10	(12)	5
Unrealized gain on Gold Notes due to change in credit risk, net of $Nil tax (2020 - $Nil)	12b	6	970
Unrealized loss on Convertible Debentures due to change in credit risk, net of tax $Nil (2020 - $Nil)	12c	(793)	(132)
Actuarial gain on health plan obligation, net of $Nil tax (2020 - $Nil)	14	492	1,105
Unrealized loss on Aris Subscription Receipts due to changes in credit risk, net of $Nil tax	5b	-	(3,090)
Unrealized loss on Aris Subscription Receipts due to changes in credit risk associated with non-controlling interest, net of $Nil tax	5b	-	(2,769)
Unrealized (loss) gain on Aris Gold Notes due to changes in credit risk, net of $Nil tax	5b	(674)	249
Unrealized (loss) gain on Aris Gold Notes due to changes in credit risk associated with non-controlling interest, net of $Nil tax	5b	(585)	223

Items that may be reclassified to profit in subsequent periods:
Foreign currency translation adjustment		(30,376)	(5,898)
Foreign currency translation adjustment associated with non- controlling interest		(1,014)	2,124

Comprehensive income (loss)		$147,012	$(34,784)

Comprehensive income (loss) attributable to:
Shareholders of the Company		$154,869	$(11,444)
Non-controlling interest		(7,857)	(23,340)

Comprehensive income (loss)		$147,012	$(34,784)

See accompanying notes to the consolidated financial statements.

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Consolidated Statements of Equity

(Expressed in thousands of U.S. dollars)

		Years ended December 31,
	Notes	2021	2020

Common shares
Balance, beginning of year	15	$472,219	$446,015
Issuance of common shares in Gold X acquisition	6	155,904	-
Exercise of options	15f	225	1,780
Exercise of warrants	15d	1,219	7,174
Issuance of common shares in lieu of Redemption of convertible debenture	12c	2,240	-
Issuance of common shares	15b	-	21,709
Share issue costs	15b	(216)	(427)
Repurchase of shares	15b	(5,549)	(4,032)
Balance, end of year		626,042	472,219

Share purchase warrants – equity classified
Balance, beginning of year		-	-
Gold X honoured warrants	15c	10,340	-
Exercise of warrants	15c	(88)	-
Balance, end of year		10,252	-

Contributed surplus
Balance, beginning of year		180,498	176,094
Exercise of options	15f	(58)	(455)
Share-based compensation	15f	1,243	4,598
Elimination of Aris share-based compensation on loss of control of Aris	5a	(4,368)	-
RTO shared-based transaction cost and CFC Broker Warrants issued		-	270
CFC Broker Warrants exercised		-	(9)
Balance, end of year		177,315	180,498

Accumulated other comprehensive loss
Balance, beginning of year		(115,837)	(109,046)
Actuarial gain on health plan obligation, net of nil tax		492	1,105
Unrealized gain (loss) on investment in Amilot, net of tax	10	(12)	5
Unrealized gain on Gold Notes due to changes in credit risk, net of tax	5b	6	970
Unrealized loss on Convertible Debentures due to changes in credit risk, net of tax	5b	(793)	(132)
Unrealized loss on Aris Subscription Receipts due to changes in credit risk, net of tax	5b	-	(3,090)
Unrealized gain on Aris Gold Notes due to changes in credit risk, net of tax	5b	(674)	249
Unrealized other comprehensive loss on investment in associates	10	(4,768)	-
Foreign currency translation adjustment		(30,376)	(5,898)
Recognition of accumulated foreign currency translation adjustment on sale of Zancudo Project		688	-
Elimination of accumulated other comprehensive loss on loss of control of Aris		28,578	-
Balance, end of year		(122,696)	(115,837)

Deficit
Balance, beginning of year		(383,168)	(395,415)
Dividends declared	15b	(11,924)	(2,136)
Amount related to consideration in RTO Transaction		-	5,055
Impact of changes in ownership of Aris	23	-	13,981
Recognition of accumulated unrealized gains due to changes in credit risk on Aris Gold Notes on loss of control of Aris	5a	(3,521)	-
Net income (loss) attributable to shareholders of the Company		186,226	(4,653)
Balance, end of year		(212,387)	(383,168)

Non-controlling interest
Balance, beginning of year		42,516	-
Bluenose RTO Transaction without change of control		-	14,192
Impact of changes in ownership of Aris in the year	23	58,870	51,664
Foreign currency translation adjustment		(1,014)	2,124
Unrealized loss on Aris Subscription Receipts due to change in credit risk adjustment, net of tax		-	(2,769)
Unrealized gain on Aris Gold Notes due to change in credit risk adjustment, net of tax	5b	(585)	223
Net loss attributable to non-controlling interest		(6,258)	(22,918)
Elimination of non-controlling interest on loss of control		(93,529)	-
Balance, end of year		-	42,516

Total equity		$478,526	$196,228

See accompanying notes to the consolidated financial statements.

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Years ended December 31,
	Notes	2021	2020
Operating Activities

Net income (loss)		$179,968	$(27,571)
Adjusted for the following items:
Depreciation, depletion and amortization	9	31,549	25,008
Share-based compensation	15e	1,677	7,811
Bluenose RTO transaction costs		-	16,700
Finance costs	20	18,596	30,280
Foreign exchange		916	2,858
(Gain) loss on financial instruments	21	(49,624)	72,869
Gain from equity accounting in associates	10	(2,192)	(321)
Provision for environmental fees	14	2,325	58
Environmental fees paid	14	(58)	(4)
Payments of health obligations	14	(657)	(647)
Payment of rehabilitation obligations		(30)	(53)
Gain on sale of securities	21	-	(3,862)
Gain on sale of Zancudo Project	10c	(8,913)	-
Gain on loss of control of Aris	5a	(56,886)	-
Income tax expense		51,737	65,616
Changes in non-cash operating working capital items	22	(14,511)	(3,067)
Operating cash flows before income taxes		153,897	185,675
Income taxes paid		(73,343)	(49,297)
Net cash provided by operating activities		80,554	136,378
Investing Activities
Additions to mining interests, plant and equipment	9	(63,468)	(62,799)
Acquisition of Fellsmere	9b	(7,015)	-
Reduction in cash on sale of Zancudo Project	10c	(30)	-
Purchase of Denarius Subscription Receipts	10c	(7,942)	-
Reduction in cash on loss of control of Aris	5a	(151,404)	-
Cash acquired in Gold X acquisition	6	6,539	-
Transaction costs incurred in Gold X acquisition	6	(2,100)	-
Increase in gold bullion		(4,479)	-
Proceeds from Aris GLN redemption payment	10a	183	-
Advance and costs related to acquisition of SARC	9c	-	(9,989)
Acquisition of shares of Guyana Goldfields		-	(4,012)
Proceeds from sale of shares of Guyana Goldfields		-	7,874
Acquisition of Guia Antigua Vendor Subscription Receipts		-	(2,313)
Acquisitions of investments in associates		-	(1,107)
Cash acquired in Bluenose RTO Transaction		-	33
Net cash used in investing activities		(229,716)	(72,313)
Financing Activities
Net proceeds from Senior Notes	12a	286,010	-
Net proceeds from Private Placements	15b	-	29,505
Repayment of Gold Notes, including Gold Premiums	12b	(40,014)	(40,411)
Decrease in Gold Trust Account	12b	4,147	1,935
Share issue cost in connection with RTO		-	(400)
Net proceeds from Aris Special Warrants		-	19,628
Release of cash in escrow in connection with Aris Gold Notes and Aris Subscription Receipts		131,345	-
Financing costs incurred by Aris		(149)	-
Release of cash in escrow from CFC Subscription Receipts		-	4,730
Cash transferred to cash in escrow in connection with Aris financings		-	(23,199)
Aris Gold Notes financing costs		-	(863)
Aris Subscription Receipts financing costs		-	(2,363)
Aris Precious Metals Stream financing costs		-	(1,805)
Payment of lease obligations	13	(2,422)	(2,282)
Share issue costs in connection with Gold X acquisition		(216)	-
Interest paid		(2,686)	(4,702)
Exercises of stock options	15f	167	1,467
Exercises of warrants	15d	520	2,383
Repurchases of common shares of the Company under NCIB	15b	(5,549)	(4,032)
Acquisition of shares from non-controlling interest		-	(1,796)
Payment of dividends on common shares	15b	(11,487)	(1,407)
Net cash provided by (used in) financing activities		359,666	(23,612)
Impact of foreign exchange rate changes on cash and cash equivalents		(9,447)	(2,184)
Increase in cash and cash equivalents		201,057	38,269
Cash and cash equivalents, beginning of year		122,508	84,239
Cash and cash equivalents, end of year		$323,565	$122,508

See accompanying notes to the consolidated financial statements.

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

GCM Mining Corp. (formerly Gran Colombia Gold Corp.) and its subsidiaries (collectively the “Company” or “GCM”) is a publicly listed entity incorporated under the laws of the Province of British Columbia. The head office of the Company is located at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario, M5H 2Y4 and its registered office is at 1166 Alberni Street, Suite 1604, Vancouver, British Columbia, V6E 3Z3. The Company also has offices in Medellin and Bogota, Colombia and Georgetown, Guyana. The Company is primarily engaged in the acquisition, exploration, development, and operation of mineral properties in Latin America.

2.	BASIS OF PRESENTATION

These financial statements, approved by the Board of Directors on March 31, 2022, have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, and are presented in U.S. dollars, rounded to the nearest thousand except when otherwise indicated. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these financial statements are as follows:

Consolidation

These financial statements comprise the financial results of the Company, including its following subsidiaries at December 31, 2021 and 2020:

Entity	Property/	Registered	Functional	Interest as at December 31,
	function		currency(1)	2021	2020
GCM Mining Corp.	Corporate	Canada	USD
Gran Colombia Gold, S.A. (“GCG
Panama”)	Corporate	Panama	USD	100%	100%
Gold X Mining Corp. (“Gold X”)	Corporate	Canada	USD	100%	18.1%
Gran Colombia Gold Segovia Sucursal
Colombia (“GCG Segovia”)	Segovia Operations	Colombia	COP	100%	100%
Goldheart Investment Holdings Ltd.	Toroparu Operations	BVI	USD	100%	18.1%
ETK Inc.	Toroparu Operations	Guyana	USD	100%	18.1%
Minerales Andinos de Occidente,
S.A.S.	Marmato Zona Alta	Colombia	COP	100%	100%
Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP	100%	100%
Gran Colombia Gold Titiribi Sucursal
Colombia (“GCG Titiribi”) (Note 10c)	Zancudo Project	Colombia	COP	-	100%

(1)	“USD” = U.S. dollar; “COP” = Colombian peso.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated upon consolidation. Accounting policies of subsidiaries and associates have been changed where necessary to ensure consistency with the policies adopted by the Company.

The consolidated financial statements also include the Company’s equity interests in associates as outlined in Note 10. Investments in Aris, Denarius Metals Corp. (“Denarius”, formerly Denarius Silver Corp.) and Western Atlas Resources Inc. (“Western Atlas”) are all accounted for using the equity method.

The following changes in investment in subsidiaries and associates occurred during the year ended December 31, 2021:

•

On closing of the Aris Transaction (Note 5a), the Company’s equity interest decreased from 53.5% as at December 31, 2020 to 44.3% on February 4, 2021. As such, the Company ceased consolidation of Aris and commenced accounting for the results of Aris using the equity method;

Page | 8

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

•

On June 4, 2021, the Company completed its acquisition of all of the issued and outstanding common shares of Gold X in a share exchange transaction as described in Note 6. As a result of this transaction, Gold X became a direct, wholly owned subsidiary of the Company. As such, the Company ceased accounting for the results of Gold X using the equity method and commenced consolidation of Gold X; and,

•

The Company, as described in Note 10c, obtained 36.15% of the issued and outstanding common shares of Denarius on February 19, 2021. The Company has determined that it holds significant influence over Denarius and, effective February 19, 2021, the Company commenced accounting for the results of Denarius using the equity method.

Foreign currency translation

a)	Functional and presentation currencies

Items included in the financial statements of each entity consolidated by the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of each of the Company’s significant subsidiaries is disclosed in the table under “Consolidation” above.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency of the entity using the exchange rates prevailing at the dates of the transactions or revaluation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations in “foreign exchange gain (loss)”.

c)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i.	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
ii.

income and expenses for each consolidated statement of operations and cash flows for the years presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

iii.

components of equity are translated at the exchange rates at the dates of the relevant transactions or at average exchange rates where this is a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, and are not re-translated; and

iv.	all resulting exchange differences are recognized in other comprehensive income (loss).

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the consolidated statement of operations as part of the gain or loss on sale.

Segment reporting

Reportable segments are those whose operating results are reviewed by the chief operating decision-maker, identified as the Executive Committee of the Board of Directors, which is responsible for allocating resources and assessing performance. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments (Note 25).

Business combinations

The Company uses the acquisition method of accounting for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any

Page | 9

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the acquisition date. On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of operations.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods during the measurement period which does not exceed one year from the acquisition date.

The Company determines whether a business is acquired when the integrated set of assets and activities includes at a minimum, an input and a substantive process and whether the acquired set has the ability to contribute to the creation of outputs.

The Company also has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

Remeasurement of fair value of investments on asset acquisition

The Company has elected an accounting policy choice not to remeasure the carrying value of previously held investments in associates on acquisition of additional interests that do not constitute a business.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts, if applicable, are included in liabilities as bank indebtedness.

Gold bullion

Gold bullion is a commodity measured at the lower of average cost and net realizable value determined based on the spot price at the period end by reference to published price quotations. In the event a previously recognized impairment subsequently reverses, an unrealized gain will be recognized up to the original cost amount.

Gold Trust Account

The Gold Trust Account represented the physical gold the Company had deposited in accordance with the terms of the 8.25% Senior Secured Gold-Linked Notes due 2024 (“Gold Notes”) (Note 12b) to satisfy its quarterly principal repayment obligations. At the end of each reporting period, the balance of gold ounces accumulated in the Gold Trust Account was valued at the lower of cost or net realizable value (“NRV”). NRV is the estimated sale price of the gold, generally determined based on the spot price at the period end.

Accounts receivable

Receivables are measured at amortized cost using the effective interest method less a provision for impairment. Provision is made in the allowance for doubtful accounts based on management’s best estimate of the accounts receivable balances that may not be collectible.

Page | 10

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Inventories

Mineral inventories are valued at the lower of weighted average production cost and NRV. The cost of mineral inventories includes all costs related to bringing the inventory to its current condition, including mining and processing costs, labour costs, materials and supplies, direct and allocated indirect operating overhead and depreciation expense. Materials and supplies inventories are valued at the lower of cost and NRV, where cost is based on a first in, first out basis. NRV is the estimated selling price less applicable selling expenses.

Mining Interests, plant and equipment

a)	Exploration and evaluation (“E&E”) assets

Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation expenditures include costs which are directly attributable to:

•	researching and analyzing existing exploration data;
•	conducting geological studies, exploratory drilling and sampling;
•	examining and testing extraction and treatment methods;
•	completing pre-feasibility and feasibility studies; and
•	costs incurred in acquiring mineral rights.

E&E expenditures are capitalized, including those acquired, and are classified as such until the project demonstrates technical feasibility and commercial viability. Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, they may also occur when the Company makes a decision to proceed with development or begins production. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral properties within property, plant and equipment.

b)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation, amortization and impairment charges. Cost includes expenditures that are directly attributable to the acquisition and are recorded as part of the development and construction of the asset. Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. When an asset or part of an asset is replaced, the expenditure is capitalized and the carrying amount of a replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of operations during the financial period in which they are incurred.

Amortization of mineral properties is charged to cost of sales on a unit-of-production basis based upon proven and probable reserves and estimated mineable mineral resources or until the properties are abandoned, sold or considered to be impaired in value. Mineral properties are tested for impairment in accordance with the policy for impairment of non-financial assets as set out below. Land is valued at cost and not depreciated.

Depreciation of plant and equipment and other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Machinery and equipment	10 years
Transportation equipment	5 years
Office and other equipment	5 to 10 years
Buildings and improvements	20 years

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates each component separately. The residual values and useful

Page | 11

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

lives of the assets are reviewed and adjusted, if appropriate, at the end of each reporting period.

Associates

An associate is an investee over which the Company has significant influence. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel or the provision of essential technical information. Associates are equity accounted for from the date of commencement of significant influence to the date that the Company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent annual or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the investment in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates. When the financial statements of an associate used in applying the equity method are prepared as of a date different from that used by the Company, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements.

The carrying value of the investment in associates represents the cost of the investment, a share of the post-acquisition/loss of control retained earnings or losses, accumulated other comprehensive income and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investment in associate is impaired.

As disclosed in Note 10, the Company accounts for its investments in Aris, Denarius and Western Atlas using the equity method. Financial reporting for Denarius and Western Atlas typically occurs after the Company’s financial reporting dates and, as such, the Company uses financial statements of Denarius and Western Atlas reported for the quarter ended three months earlier in recording the Company’s share of profit or loss from Denarius and Western Atlas. Adjustments are made for the effects of any significant events that occur between the date of the financial statements of Denarius and Western Atlas and the date of the Company’s consolidated financial statements.

Borrowing costs

The Company does not capitalize borrowing costs related to exploration and evaluation assets. All other borrowing costs are recognized as finance costs in the consolidated statement of operations in the period in which they are incurred.

Once the Company has established that exploration and evaluation assets have reached technical feasibility and commercial viability, they are reclassified to assets under development. Borrowing costs incurred that are attributable to qualifying assets under development will be capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use. In the case of mining properties, the mining property is ready for its intended use when it commences commercial production. Capitalization will commence on the date that expenditures for the qualifying asset are incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

For funds obtained from general borrowing, the amount capitalized will becalculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed that are directly attributable to a qualifying asset, the amount capitalized will represent the actual borrowing costs incurred on the specific borrowings.

Deferred revenue

Upfront deposits received for streaming agreements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”). The Company is party to a precious metals purchase agreement (“PMPA”) with Wheaton Precious Metals (Caymans) Ltd. (“Wheaton”) through the acquisition of Gold X (Note 6). The PMPA is subject to delivery gold and silver produced at the

Page | 12

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Toroparu Project. As gold and silver deliveries are made, the Company will recognize a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold and silver ounces expected to be delivered over the life of mine of the mine.

The consideration received from payments for deliveries made under streaming arrangements is considered variable, subject to changes in the total estimated gold and silver ounces to be delivered and gold and silver prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in the consolidated statements of operations.

Current and deferred income tax

The provision for income tax for the year comprises current and deferred income tax. Income tax is recognized in the consolidated statement of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is recognized in other comprehensive income or directly in equity, respectively.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the asset and liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates (and laws) that have been enacted or substantively enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Reclamation liabilities

Reclamation liabilities arise from the development, construction and normal operation of mining property, plant and equipment as mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.

The estimated present value of reclamation liabilities is recorded in the period in which the liabilities are incurred. A corresponding change to the carrying amount of the related asset is recorded and depreciated on a unit-of-production basis. The liability will be increased each period to reflect the interest element and will also be adjusted for changes in the discount rates and in the estimates of the amount, timing and cost of the work to be carried out.

Future remediation costs are accrued based on management’s best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected by adjusting the reclamation liability and the related asset in the period during which an estimate is revised. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs they will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. The estimates are dependent on labour costs, known environmental impacts, the

Page | 13

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

effectiveness of remedial and restoration measures, inflation rates and pre-tax interest rates that reflect current market assessment of time value of money. The Company also estimates the timing of the outlays, which is subject to change depending on continued exploitation and newly discovered mineral reserves.

Actual costs incurred may differ from those estimated amounts. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Post-retirement benefits – health plan obligations

In connection with the acquisition of the assets of the Segovia Operations, the Company, agreed to fund the obligatory ongoing health premiums related to the participants of the previous owner’s pension plan. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in other comprehensive income. Changes in the present value of the obligation due to amendments or changes to the plan are recorded in profit or loss. Payments made in respect of these benefits are disclosed in operating cash flows.

Provisions for other liabilities and charges

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Provisions are based on management’s best estimate of the expenditure required to settle the obligation and are generally measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as finance costs.

Revenue recognition

Revenue from the sale of gold and silver is recognized when control has been transferred to the customer, which is considered to occur when products have been delivered to the location specified by the customer and the risks of loss have been passed to the customer. Revenue is measured based on the spot price agreed to between the Company and the customer prior to each delivery, in accordance with the supply agreement, which does not include any provisional pricing arrangements.

Share-based payments

The Company has several equity-settled and cash-settled share-based compensation plans under which it issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

a)	Stock option plan

The Company records equity-settled share-based payments under which the entity receives services from employees, consultants and directors as consideration for stock options granted by the Company. For employees and others providing similar services, the total amount to be expensed is based on the fair value of the options granted. The fair value is determined using the Black-Scholes model on grant date. Measurement inputs include share price on measurement date, exercise price, expected volatility, expected life, expected dividends, expected forfeiture rate and the risk-free interest rate.

The compensation expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of operations with a corresponding adjustment to equity.

Page | 14

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

b)	Deferred share units (“DSUs”)

DSUs are an equity-based instrument under the Company’s long-term incentive plan (“LTIP”) for its non-executive directors. Each DSU represents the right for a non-executive director to receive a cash payment (subject to withholdings) when they cease to be a director of the Company. The cash payment is equal to the product of (i) the vested number of DSUs held and (ii) the volume-weighted average market price of the Company’s common shares for the five business days preceding such date.

The DSUs represent a financial liability as they can only be settled in cash upon the departure of the directors. As such, the DSUs granted and vested are initially recognized at their fair value as share-based compensation with a corresponding amount recorded in accounts payable and accrued liabilities on the statement of financial position. The DSU liability is subsequently remeasured to its fair value at each period end with the change in fair value during the period recognized as share-based compensation. Unvested DSUs are recognized as share-based compensation over the vesting period using the straight-line method.

c)	Performance share units (“PSUs”)

PSUs are an equity-based instrument under the LTIP for its senior management. PSUs represent a right for the holder to receive a cash payment (subject to withholdings) on vesting. PSUs will generally have a three-year cliff vesting under the plan. PSUs are not convertible into common shares of the Company. The cash payment is equal to the product of (i) the number of vested PSUs held, (ii) the volume-weighted average market price of the Company’s common shares for the five business days preceding such date and (iii) a performance multiplier. The performance multiplier will vary from 0% to 200% depending on the relative performance of the Company’s total shareholder return compared to its selected peer group. If dividends are paid on the Company’s shares during the PSUs vesting period an additional number of PSUs will be credited to the holder equivalent to the amount of cash that would have been paid to the holder if each of the PSUs had been shares (“Dividend Equivalent Units”).

The PSUs represent a financial liability as they can only be settled in cash on vesting. The fair value of the PSUs granted, determined using a Monte-Carlo option valuation model, is recognized as share-based compensation in the statement of operations over the vesting period with a corresponding amount recorded in accounts payable and accrued liabilities in the statement of financial position. Subsequently, at each reporting date and on settlement, the PSU liability is remeasured to its fair value with the change in fair value during the period recognized as share-based compensation.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period.

Provided that they are not anti-dilutive, diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. This method assumes that proceeds received from the exercise of stock options and warrants and any unamortized share-based compensation amounts are used to repurchase common shares at the prevailing market rate. The dilutive effect of the Convertible Debentures (Note 12c) is calculated using the if-converted method. Under the if-converted method, the debentures are assumed to be converted at the beginning of the period, and the resulting common shares are included in the denominator of the diluted earnings per share calculation for the entire period being presented. Interest expense, net of any income tax effects, is added back to the numerator for purposes of the if-converted calculation.

Financial instruments

Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”).

Financial assets are measured at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL: 1) the objective of the Company’s business model is to collect the contractual cash flows; and 2) the asset’s contractual cash flows represent solely payments of principal and

Page | 15

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in other comprehensive income with no reclassification to profit and loss. The election is made on an investment-by-investment basis.

All financial assets not measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Derivative financial assets are measured at FVTPL.

Financial liabilities are subsequently measured and classified as amortized cost or as FVTPL. Derivative financial liabilities are measured at FVTPL. The Company, at initial recognition, may designate a hybrid financial liability that contains embedded derivative financial instruments, at FVTPL. For such financial liabilities recorded at FVTPL, the change in fair value due to changes in the Company’s credit risk is recorded in other comprehensive income, with the remainder of the change in fair value recorded in profit and loss.

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVTPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVTPL or FVOCI. Fair value of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVTPL. Financial assets and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method.

Loss allowances for “expected credit losses” are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to equity investments. A loss event is not required to have occurred before a credit loss is recognized.

The Company has classified and measured its financial instruments as follows:

Classification
Cash and cash equivalents	Amortized cost
Cash in escrow	Amortized cost
Accounts receivable and other	Amortized cost
Cash in trust, non-current	Amortized cost
Aris Gold Notes	FVTPL
Warrants in associates	FVTPL
Investment in Amilot Capital Inc. (“Amilot”)	FVOCI
Embedded derivative asset in Senior Notes	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Leases	Amortized cost
DSU and PSU liabilities	FVTPL
Senior Notes	Amortized cost
Convertible Debentures	FVTPL
Listed Warrant liability	FVTPL
Unlisted Warrant liabilities	FVTPL

Financial assets and liabilities that are recognized in the statement of financial position at fair value are classified in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Listed Warrant liability, Listed Warrants in associated and Aris Gold Notes are classified as Level 1. The

Page | 16

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Unlisted Warrants in associates, DSU and PSU liabilities, Unlisted Warrant liabilities, Convertible Debentures and Embedded derivative are all classified as Level 2 in the fair value hierarchy as the fair values have been determined based on inputs, including gold prices, time value, volatility factors, risk-free rate, stock price and credit spread, which can be substantially observed or corroborated in the marketplace.

Impairment

Financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Non-financial assets

Assets that are subject to amortization and E&E assets are reviewed for impairment, or reversal of impairment, as the case may be, whenever events or changes in circumstances indicate there is a change in the recoverability of the carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows (cash generating units or “CGUs”), which are typically the individual mining projects. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36, Impairment of Assets.

When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply.

An impairment charge is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded in the consolidated statement of operations. Non-financial assets, other than goodwill, that were previously impaired are reviewed for possible reversal of the impairment at each reporting date when an event warrants such consideration. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.

An impairment review of E&E assets is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against in the financial year in which this is determined. E&E assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions below is met:

•	such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or
•

exploration and evaluation activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a lease liability with a corresponding right-of-use (“ROU”) asset on the date at which the leased asset is available for use by the Company. The lease liability is initially measured at the present value of the lease payments outstanding at the commencement date, discounted using the interest rate implicit in the lease. If the implicit rate cannot be readily determined, the Company’s incremental borrowing rate is used, being the rate that it would have to pay to borrow the funds necessary to obtain an asset of similar value

Page | 17

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

in a similar economic environment. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost and decreased by lease payments made over the lease period. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the Company’s estimate of any residual amount payable, or if applicable, the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

The ROU asset is depreciated using the straight-line method from the recognition date to the earlier of the end of the useful life of the asset or the end of the lease term.

Payments associated with short-term leases and leases of low-value assets are expensed as they are incurred in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

New accounting standards issued but not effective

IAS 16, Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant, and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022. This standard is not expected to have a material impact on the consolidated financial statements.

IFRS 3 – Business Combinations

The IASB has issued an amendment to IFRS 3, Business Combinations adding an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. This exception specifies that for some assets and liabilities, an entity applying IFRS 3 should instead refer to IAS

37 Provisions, Contingent Liabilities and Contingent Assets. The amendment is effective for annual periods beginning on or after January 1, 2022. This standard is not expected to have a material impact on the consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB has issued an amendment to IFRS 9, Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other’s behalf are included. The amendment is effective for annual periods beginning on or after January 1, 2022. This standard is not expected to have a material impact on the consolidated financial statements.

IAS 1 – Presentation of Financial Statements

The IASB has issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to management’s intentions or expectations of exercising the right to defer settlement of the liability. Management would classify debt as non-current only when the Company complies with all the conditions at the reporting date. The amendments further clarify that settlement of a liability refers to the transfer of cash, equity instruments, other assets or services to the counterparty.

The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

Page | 18

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets

The IASB has issued an amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets which clarifies the types of costs that are included as a cost of fulfilling a contract when determining whether a contract is onerous. As per the amendments ‘costs of fulfilling a contract’ comprise both:

●	the incremental costs – e.g. direct labour and materials; and
●	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendment is effective for annual periods beginning on or after January 1, 2022. This standard is not expected to have a material impact on the consolidated financial statements.

IAS 8 – Definition of Accountings Estimates

The IASB has issued an amendment to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 12 – Income Taxes

The IASB has issued an amendment to IAS 12 – Income Taxes to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

a)	Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

Assets’ carrying values and impairment charges

In determination of carrying value and impairment charges, management looks at the higher of value in use and fair value less costs of disposal in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management use judgment when making a decision based on the best available information at each reporting period.

Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the consolidated provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for potential tax exposures

Page | 19

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

At each reporting date, the Company evaluates the likelihood of whether some portion of the deferred tax assets will not be realized. Once the evaluation is completed, if the Company believes that it is probable that some portion of the deferred tax assets will fail to be realized, the Company records only the remaining portion for which it is probable that there will be available future taxable profit against which the temporary differences can be utilized. Assessing the recoverability of deferred income tax assets requires management to make significant judgments.

b)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Mineral reserves and resources

The Company’s mineral reserves and resources are estimated based on information compiled by the Company’s qualified persons. Mineral reserves and resources are used in the calculation of amortization and depletion, for the purpose of calculating any impairment charges, and for forecasting the timing of the payment of shutdown, restoration, and clean-up costs.

In assessing the life of a mine for accounting purposes, mineral reserves and resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Mineral reserves and resource estimates may vary as a result of changes in the price of gold, production costs and with additional knowledge of the ore deposits and mining conditions. Changes in the measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

The mineral properties balance is amortized using the units-of-production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces are based on proven and probable reserves and estimated mineable mineral resource balances. Changes in these estimates will result in changes to the amortization charges over the remaining life of the operation. A change in reserves and resources would change amortization expense, and this could have a material impact on the operating results.

Impairment

Non-financial assets are tested for impairment, or reversal of impairment, when events or changes in circumstances indicate there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment review was completed. This determination requires significant judgment. Factors which could trigger an impairment review include, but are not limited to, significant industry or economic trends, and current, historical or projected losses that demonstrate continuing losses.

The fair value measurement of the Company’s non-financial assets, for the purpose of comparison with the carrying value, is based on numerous assumptions and may differ significantly from actual fair values.

The fair values are based, in part, on certain factors that may be partially or totally outside of the Company’s control. This evaluation involves a comparison of the estimated fair values of non-financial assets to their carrying values. The Company’s fair value estimates are based on numerous assumptions including, but not limited to, estimated gold prices, operating costs, recoveries, resources, capital and site restoration expenditures and estimated future foreign exchange rates. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. Reserve and resource estimates are the most important variable in the Company’s fair value estimates. A change in the Company’s reserves and resources may result in an impairment charge or reversal of impairment, as the case may be, which could impact the Company’s net income.

Page | 20

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Management’s estimates of future cash flows are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect recoverability of the Company’s non-financial assets.

Fair values of financial assets and liabilities

The warrants in associates, Aris Gold Notes, the Convertible Debentures, warrant liabilities, embedded derivatives, DSU and PSU liabilities have all been designated at FVTPL. Fair values have been determined based on valuation methodologies that capture all of the features of the respective instruments to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations.

Reclamation liabilities

The Company assesses its provision for reclamation and remediation at least annually or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. Actual future expenditures may differ from the amounts currently provided.

Page | 21

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

5.	ARIS

a)	Aris Transaction and Loss of Control of Aris

On December 3, 2020, Aris completed a non-brokered private placement (“Aris Transaction”) of 37,777,778 subscription receipts (“Aris Subscription Receipts”) for aggregate gross proceeds of CA$85.0 million (equivalent to US$66.8 million at the December 31, 2020 exchange rate). On February 4, 2021, the escrow release conditions for the Aris Transaction were satisfied and Aris issued 37,777,778 common shares to the holders, decreasing the Company’s equity interest in Aris from 53.5% to 44.3%. Change of control compensation to the previous management of Aris amounted to $9.8 million and was expensed during the year ended December 31, 2021. The reduction in the Company’s equity interest of Aris resulted in a loss of control. Accordingly, the Company derecognized the related assets, liabilities and non-controlling interest related to Aris on February 4, 2021 and commenced equity accounting for its investment in Aris thereafter.

The assets and liabilities of Aris over which the Company lost control on February 4, 2021 are as follows:

Current assets
Cash	$151,404
Other current assets	9,342
Non-current assets
Cash in escrow	9,696
Mining interests, plant and equipment	124,760
Total assets	295,202
Current liabilities
Aris Gold Notes	(2,551)
Other current liabilities	(13,255)
Non-current liabilities
Aris Gold Notes	(70,515)
Aris Listed and Unlisted Warrants	(35,859)
Deferred income taxes	(9,068)
Other long-term liabilities	(4,440)
Net assets of Aris	$159,514
The gain on loss of control of Aris recognized in the statement of operations during the year ended December 31, 2021 was determined as follows:
Fair value of equity interest retained in Aris (60,991,545 common shares)	$118,805
Fair value of Aris Gold Notes, Aris Listed Warrants and Unlisted Warrants held by the Company	24,755
Total fair value of investments in Aris on loss of control on February 4, 2021	143,560
Less:
Net assets of Aris, as above	(159,514)
Non-controlling interest (“NCI”) (1)	97,897
Accumulated foreign currency translation adjustment	(25,057)
Gain on loss of control of Aris	$56,886

(1)	Includes $4,368 of contributed surplus related to Aris share-based compensation.

The fair values of the Aris common shares, Aris Gold Notes and Aris Listed Warrants held by the Company on closing of the Aris Transaction were derived from the closing quoted market prices of the respective securities on February 3, 2021. The fair value of the Unlisted Warrants held by the Company was determined using the Black-Scholes option pricing model and level 2 fair value inputs, including expected share price volatility averaging of 70%, risk free interest rate of 0.37%, dividend yield of 0%, expected average life of 3.9 years. In valuing the Aris Unlisted Warrants, the Company applied a liquidity discount of 58% from the Black-Scholes value, which is consistent with the discount that the market has applied for trading prices in comparison to the Black-Scholes valuation of the Aris Listed Warrants at the time of closing.

In addition, as a result of the loss of control of Aris, $3.5 million of unrealized gains related to credit risk changes on the Aris Gold Notes accumulated in other comprehensive loss was recognized as a credit to deficit in the consolidated statement of equity during the year ended December 31, 2021.

Page | 22

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

As a condition to the Aris Transaction, the Company entered into an investor agreement with Aris, which, subject to certain ownership thresholds, provides the Company with the right to nominate two directors to the Board of Aris and to maintain its equity interest in Aris in the event that Aris issues securities in connection with an equity financing or non-cash transaction. The investor agreement also requires that for a period of two years following closing of the Aris Transaction, the Company will have certain voting obligations related to its equity interest in Aris and is precluded from selling its common shares or warrants of Aris to a third party without prior consent from Aris.

b)	Financial liabilities associated with Aris

The following table summarizes the changes in Aris financial liabilities recognized in the Company’s statement of operations and other comprehensive income from January 1, 2021 to February 4, 2021 and during the year ended December 31 2020:

	Aris	Aris		Aris GLN	Aris	Aris	Total
	Listed	Unlisted	Subscription		Gold	Subcription
	Warrants	Warrants		Receipts	Notes	Receipts
As at January 1, 2020	$-	$-		$-	$-	$-	$-
As at the date of issuance (i)(ii)	-	-		73,066	-	52,795	125,861
Changes in FVTPL (Note 21)	1,360	(610)		2,001	594	21,306	24,651
Changes in FVOCI due to changes in credit risk	-	-		5,859	(473)	-	5,386
Fair value allocated on exchange of the Aris GLN
Subscription Receipts (i)	7,812	-		(80,926)	73,114	-	-
Fair value allocated on exchange of the Aris Special
Warrants (ii)	5,983	-		-	-	-	5,983
Fair value allocated to Aris
RTO Warrants (iv)	-	2,208		-	-	-	2,208
Fair value allocated on exercise of the Broker
Warrants	-	4		-	-	-	4
As at December 31, 2020	15,155	1,602		-	73,235	74,101	164,093
Change in FVTPL (Note 21)	1,241	129		-	(1,428)	2,501	2,443
Change in FVOCI due to changes in credit risk	-	-		-	1,259	-	1,259
Allocated to Aris Listed
Warrants and NCI on deemed exercise	17,732	-		-	-	(76,602)	(58,870)
Derecognition on loss of control	(34,128)	(1,731)		-	(73,066)	-	(108,925)
As at February 4, 2021	$-	$-	$	-	$-	$-	$-

i)     Aris GLN Subscription Receipts

On August 26, 2020, Aris completed a private placement of 83,066 subscription receipts (“Aris GLN Subscription Receipts”) for aggregate proceeds of $83.1 million, of which $73.1 related to third-party investors. The financing costs related to the Aris GLN Subscription Receipts of $6.5 million were recorded in the statement of operations in the year ended December 31, 2020 (Note 20).

On November 17, 2020, Aris satisfied the release conditions, and the Aris GLN Subscription Receipts were deemed to be exercised. Aris issued a total of 73,066,000 Aris Gold Notes with a fair value of $73.1 million and a total of 14,613,200 Aris Listed Warrants with a fair value of $7.8 million to third-party investors. The Company recognized a loss on financial instruments in the amount of $2.0 million in the statement of operations (Note 21) and a $5.9 million loss related to changes in credit risk in the statement of other comprehensive income during the year ended December 31, 2020.

Page | 23

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

ii)	Aris Special Warrants

On July 29, 2020 Aris completed a bought deal financing of 22,222,222 Special Warrants (“Aris Special Warrants”) for aggregate gross proceeds of $37.4 million. The financing costs of $2.8 million were recorded in the statement of operations in the year ended December 31, 2020 (Note 20).

On September 28, 2020, the Aris Special Warrants were deemed to be exercised and Aris issued 13,333,333 Aris Listed Warrants with a fair value of $6.0 million to third-party holders. The Company recorded a total loss from the increase in their fair value from July 29, 2020 to September 28, 2020 amounting to $10.9 million which was recognized in the statement of operations during the year ended December 31, 2020 (Note 21).

iii)	Aris Subscription Receipts

As at December 31, 2020 the Company recorded a liability for the Aris Subscription Receipts in the amount of approximately $52.8 million (Note 5a). The Aris Subscription Receipts were accounted for as a financial liability and designated at FVTPL. The fair value of the Aris Subscription Receipts liability was determined based on the sum of the fair values of the underlying Aris common shares and Aris Listed Warrants based on Level 1 inputs using closing quoted market prices for the respective securities. On December 31, 2020, the aggregate fair value of the Aris Subscription Receipts amounted to $74.1 million, and the Company recorded a loss on financial instruments amounting to $21.3 million in the statement of operations during the year ended December 31, 2020 (Note 21).

Financing costs related to the Aris Subscription Receipts amounting to approximately $2.4 million (Note 20) were recorded in the statement of operations in the year ended December 31, 2020.

iv)	Aris Unlisted Warrants

As at December 31, 2020, Aris had a total of 3,300,000 unlisted Aris Warrants issued and outstanding in connection with the closing of the Aris’ RTO Transaction described below and 118,050 outstanding Broker warrants issued in connection to certain private placements.

The Company recorded a $0.6 million gain from the decrease in fair value of the Aris Unlisted Warrants with respect to changes in fair value of the Unlisted Warrants since issuance (Note 21).

c)	Aris RTO Transaction

On December 13, 2019, the Company completed an internal reorganization whereby certain mining assets at its Marmato Project (the “Marmato Mining Assets”) were transferred in a common control transaction to Caldas Finance Corp. (“CFC”), a newly incorporated subsidiary.

On February 24, 2020, Aris Acquired all the issued and outstanding shares of CFC through a reverse takeover transaction (“RTO”). The RTO transaction costs from this transaction of $16.7 million in the statement of operations included $16.4 million recognized by Aris for the excess of the fair value of the consideration paid over the net liability assumed during its RTO Transaction and transaction costs of approximately $0.3 million.

6.	ACQUISITION OF GOLD X

On June 4, 2021, the Company completed the acquisition of all of the issued and outstanding common shares of Gold X not already owned by the Company, with the former shareholders of Gold X receiving 0.6948 of a common share for every one Gold X share held (the “Exchange Ratio”). The Company issued 36,722,294 common shares (Note 15b) to the former shareholders of Gold X. Additionally, the Company honoured a total of 9,395,215 outstanding common share purchase warrants of Gold X (“Gold X Warrants”) held by third parties. Each Gold X Warrant will entitle the holder to receive 0.6948 of a common share when exercised (Note 15c).

The acquisition of Gold X was accounted for as an asset acquisition with the consideration paid allocated primarily to E&E assets related to the Toroparu Project. The acquisition costs incurred by the Company related to this transaction have been capitalized as part of the consideration amount.

Page | 24

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The total purchase price was allocated based on the relative fair value of the assets and the liabilities acquired as shown below:

Consideration paid
Fair value of 36,722,294 common shares issued by the Company (1)	$155,904
Fair value of 9,395,215 Gold X Warrants honoured by the Company (Note 15c)	10,340
Initial investment in common shares and warrants of Gold X (Note 10b)	18,487
Acquisition costs	2,100
Fair value of total consideration paid	$186,831
Fair value of Gold X assets and liabilities at the acquisition date of June 4, 2021
Cash and cash equivalents	$6,539
Cash in trust	139
Prepaid expenses and deposits	763
Plant and equipment	51
E&E asset (Note 9)	263,546
Accounts payable and accrued liabilities	(207)
Deferred revenue	(84,000)
Assets acquired and liabilities assumed	$186,831

(1) The fair value of the common shares was determined using GCM’s closing share price of CA$5.14 and foreign exchange rate of 1.2107 at the close of business on June 3, 2021.

The fair value of the Gold X Warrants honoured by the Company totaled $10.3 million or $1.58 per share, on average. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.55%, expected stock price volatility between 58.83% and 68.66%, expected life between 1.36 years and 3.24 years and expected dividend yield of 3.5% (Note 15c).

The initial investment in Gold X comprised approximately 9.6 million common shares, which were accounted for as an investment in an associate using the equity method (Note 10b), were fair valued immediately before the closing of the transaction, and 4.6 million warrants of Gold X, were cancelled at the acquisition date.

The deferred revenue represents the fair value of the contract liability assumed by the Company with respect to a PMPA associated with the Toroparu Project. Under the terms of the PMPA, Wheaton will purchase 10% of the gold and 50% of the silver production in exchange for up-front cash deposits totalling $153.5 million. Prior to the acquisition date, Gold X had received initial deposits totaling $15.5 million in cash.

In addition, Wheaton will make ongoing payments to the Company once Toroparu is in operation as follows:

•

Gold - the lesser of the market price and $400.00 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.

•

Silver - the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

As the PMPA involves the delivery of gold and silver at a fixed price, as described above, the Company recorded deferred revenue of $84.0 million at the acquisition date which represents the net present value of the estimated future cash flows attributable to expected future gold and silver deliveries to Wheaton.

Under the terms of the PMPA, the receipt of the remaining $138.0 million is subject to Wheaton’s election to proceed and is expected to be received in installments during construction of the Toroparu Project once all necessary mining licenses have been obtained and conditions pertaining to final feasibility, the availability of project capital finance, the granting of security to Wheaton and other customary conditions are satisfied. If the feasibility study has not been delivered by December 31, 2022, or Wheaton elects not to proceed after receiving the feasibility study, Wheaton may elect (a) not to pay the balance of the deposit and to reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil, or (b) not to proceed with the streaming transaction and to convert the portion of the deposit already paid less $2.0 million into debt of the Company that will become due and payable in whole or in part upon the occurrence of certain events including, but not limited to, a “change of control” of the Company or the Company obtaining certain levels of debt or equity financing. If Wheaton elects to reduce the streams, the Company may return the

Page | 25

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

amount of the deposit already advanced less $2.0 million to Wheaton and terminate the agreement. In the event the Company does not deliver sufficient gold and silver to repay the total balance of the deposit, the Company will be required to pay any remaining balance in cash.

7.	CASH IN ESCROW

	December 31,	December 31,
	2021	2020
Aris Gold Notes (a)	$-	$75,288
Aris Subscription Receipts (b)	-	66,808
Guia Antigua Subscription Receipts (c)	-	2,313
	$-	$144,409

a)

As at December 31, 2020, a total of $75.3 million of net proceeds from the Aris Gold Notes was held in escrow. Aris used approximately $0.5 million of the cash in escrow in January 2021 to pay the monthly interest on the Aris Gold Notes. On February 3, 2021, the escrow release conditions for the Aris Gold Notes were met and $65.1 million of the proceeds held in escrow were released to Aris and included in Aris’ cash balance. The balance of the net proceeds held in the escrow account of approximately $9.7 million was derecognized in the loss of control of Aris on February 4, 2021 (Note 5a).

b)

On February 4, 2021, the escrow release conditions were met and the cash held in escrow in connection with the Subscription receipts, CA$85.0 million (equivalent to $66.8 million at December 31, 2020), was released to Aris, forming part of its cash balance derecognized on the loss of control.

c)	As further described in Note 10c, the Guia Antigua Subscription Receipts were converted into common shares of Denarius on February 19, 2021.

8.	INVENTORIES

	December 31,	December 31,
	2021	2020(1)
Mineral inventories	$8,985	$13,872
Materials and supplies	13,427	16,502
	$22,412	$30,374

(1)	Includes Aris’s inventories in the amount of $8.2 million as at December 31, 2020, and a total of $6.9 million was derecognized at February 4, 2021 (Note 5a).

During the year ended December 31, 2021, the Company recognized in the statement of operations $99.9 million (2020 – $84.0 million) in materials and supplies and $19.4 million (2020 - $17.7 million) in salaries and employee benefits.

Page | 26

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

9.	MINING INTERESTS, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	ROU plant and equipment	Construction in progress	E&E assets	Total
Year ended December 31, 2021
Opening net book value	$104,902	$66,041	$4,983	$15,174	$111,509	$302,609
Additions	36,047	7,997	1,861	14,167	10,285	70,357
Acquisition of Gold X (Note 6)	-	51	-	-	263,546	263,597
Acquisition of Fellsmere	-	-	-	7,002	-	7,002
Transfers	3,755	9,875	870	(10,745)	(3,755)	-
Decrease in reclamation liability (Note 14)	(2,122)	-	-	-	-	(2,122)
Depreciation and amortization	(23,542)	(6,955)	(2,214)	-	-	(32,711)
Exchange difference	(15,264)	(7,446)	(654)	(2,396)	(2,434)	(28,194)
Derecognition of Aris’ assets (Note 5a)	(3,611)	(16,354)	(489)	-	(104,306)	(124,760)
Closing net book value	$100,165	$53,209	$4,357	$23,202	$274,845	$455,778
As at December 31, 2021
Cost	$249,320	$84,912	$7,477	$47,978	$454,321	$844,008
Accumulated depreciation,
Amortization and impairment	(149,155)	(31,703)	(3,120)	(24,776)	(179,476)	(388,230)
Net book value	$100,165	$53,209	$4,357	$23,202	$274,845	$455,778
Year ended December 31, 2020
Opening net book value	$96,348	$51,564	$2,142	$15,252	$42,179	$207,485
Additions	25,214	14,583	4,039	9,002	16,311	69,149
Acquisition of Juby	-	-	-	-	50,021	50,021
Transfers	18	8,404	-	(8,422)	-	-
Increase in reclamation liability (Note 14)	4,611	-	-	-	3,674	8,285
Depreciation and amortization	(17,606)	(7,125)	(1,355)	-	-	(26,086)
Exchange difference	(3,683)	(1,385)	157	(658)	(676)	(6,245)
Closing net book value	$104,902	$66,041	$4,983	$15,174	$111,509	$302,609
As at December 31, 2020
Cost	$251,173	$106,895	$6,909	$42,954	$290,985	$698,916
Accumulated depreciation,
Amortization and impairment	(146,271)	(40,854)	(1,926)	(27,780)	(179,476)	(396,307)
Net book value	$104,902	$66,041	$4,983	$15,174	$111,509	$302,609
A summary of the depreciation recorded during the years ended December 31, 2021 and 2020 is as follows:
					2021	2020

Cost of sales expense					$31,415	$24,947
General and administrative expenses					134	61
Total charged to operations					31,549	25,008
Increase in inventories					(13)	296
Capitalized depreciation					1,175	782

					$ 32,711	$ 26,086

Page | 27

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

A summary of the net book value is as follows:
	Mineral properties	Plant and equipment	ROU plant and equipment	Construction in progress	E&E assets	Total

As at December 31, 2021
Segovia Operations	$100,165	$50,529	$3,827	$23,202	$4,821	$182,544
Toroparu Project	-	2,676	506	-	270,024	273,206
Corporate	-	4	24	-	-	28
Total	$100,165	$53,209	$4,357	$23,202	$274,845	$455,778
As at December 31, 2020
Segovia Operations	$104,902	$49,846	$4,508	$15,174	$2,738	$177,168
Marmato Project (1)	-	16,177	405	-	58,719	75,301
Juby Project (1)	-	-	-	-	50,052	50,052
Corporate	-	18	70	-	-	88
Total	$104,902	$66,041	$4,983	$15,174	$111,509	$302,609

(1)	The Company derecognized the Aris assets on February 4, 2021 (Note 5a).

a)	As at December 31, 2021, accounts payable and accrued liabilities (Note 11) includes $7.4 million related to capital expenditures (2020 - $1.7 million).

b)

In February 2021, the Company paid $7.0 million to acquire all of the issued and outstanding shares of Fellsmere International Inc. (“Fellsmere”), an arms-length Panamanian company. Fellsmere, through its wholly-owned Colombian subsidiary, was constructing a polymetallic recovery plant located in the Company’s Segovia mining title. As the only assets of Fellsmere related to the plant construction in process, the transaction has been accounted for as an asset acquisition and the purchase price has been allocated to “construction in progress”.

c)

On July 2, 2020, Aris completed the acquisition of all of the issued and outstanding shares of South American Resources Corp. (“SARC”), the holder of certain advanced exploration-stage mining assets in North-eastern Ontario, including a 100% interest in the Juby Project and a 25% joint venture interest in certain claims adjoining the Juby Project.

The acquisition was accounted for as an asset acquisition as it was determined that SARC did not constitute a business as defined by IFRS. The acquisition cost, consisting of the fair value of the consideration paid and the transaction costs of the acquisition, was allocated to the acquired identifiable assets and liabilities of SARC.

The consideration paid and the allocation of the fair value to the assets and liabilities of SARC acquired by Aris is summarized as follows:

Consideration paid
Cash	$10,000
Fair value of 20,000,000 Aris common shares issued to SARC shareholders	39,962
Acquisition costs	381
Total consideration paid	$50,343
Fair value of assets and liabilities acquired at assigned values
Cash and cash equivalents	$420
Accounts receivable	11
E&E assets	50,021
Accounts payable and accrued liabilities	(109)
Net assets acquired	$50,343

Page | 28

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

10.	INVESTMENTS IN ASSOCIATES

	Equity Investment (1)	Warrants	Gold Notes	December 31, 2021	December 31, 2020
Aris	$120,362	$7,712	$9,793	$137,867	$-
Gold X	-	-	-	-	17,507
Denarius	15,740	5,627	-	21,367	-
Western Atlas	596	14	-	610	976
Amilot	12	-	-	12	24
As at December 31, 2021	$136,710	$13,353	$9,793	$159,856	$18,507

(1)The investments in common shares are accounted for using the equity method, except for Amilot, which is accounted for as a financial asset and measured at FVOCI.

The gain (loss) from equity accounting in associates during the years ended December 31 comprises:
				2021	2020
Aris				$5,806	$-
Gold X				321	540
Denarius				(3,828)	-
Western Atlas				(107)	(219)

				$2,192	$321
a) Aris
	Equity	Listed	Unlisted	Gold	Total
	Investment	Warrants	Warrants	Notes
As at January 1, 2021	$-	$-	$-	$-	$-
Fair value assigned on loss of control (Note 5a)	118,805	10,822	3,933	10,000	143,560
Change in FVTPL (Note 21)	-	(4,984)	(2,059)	(24)	(7,067)
Principal redeemed	-	-	-	(183)	(183)
Gain from equity accounting	5,806	-	-	-	5,806
Equity share of other comprehensive loss(1)	(4,249)	-	-	-	(4,249)
As at December 31, 2021	$120,362	$5,838	$1,874	$9,793	$137,867

(1) Recognized in the Company’s consolidated statement of comprehensive income (loss) during the year ended December 31, 2021.

As described in Note 5a, Aris closed its Aris Subscription Receipt financing on February 4, 2021 and the Company received 7,555,556 common shares of Aris and 7,555,556 Aris Listed Warrants.

As at December 31, 2021, the Company owns a total of 60,991,445 common shares of Aris representing a 44.3% equity interest in Aris (2020 – 53.5%). During the year ended December 31, 2021, the Company recognized a gain of $5.8 million from its share of Aris’ results and a loss of $4.2 million in other comprehensive income from its share of Aris’ comprehensive loss.

As at December 31, 2021, the Company owns a total of 18,444,445 Aris Listed Warrants, 7,500,000 Aris Unlisted Warrants and $9.8 million aggregate principal amount of Aris Gold Notes, described as follows:

Aris Listed Warrants

The Aris Listed Warrants, which trade on the Toronto Stock Exchange (“TSX”) under the symbol ARIS.WT, entitle the holder to acquire one common share of Aris until July 29, 2025 at a price of CA$2.75 per Aris common share. Aris may accelerate the expiry date of the Aris Listed Warrants after July 29, 2023 in the event that the closing price of the Aris common shares on the TSX is greater than CA$2.75 per share for a period of 20 consecutive trading days. In such case, unless exercised, the Aris Listed Warrants will expire on the 30th day following the date on which such notice is given, and a press release is issued.

Page | 29

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The Aris Listed Warrants are derivative instruments and have been designated at FVTPL. As such, they were recognized at fair value on February 4, 2021 and subsequently they are remeasured with the change in fair value being recognized in the statement of operations. The fair value of the Aris Listed Warrants as at December 31, 2021 was determined based on their last traded price, a level 1 fair value input, of CA$0.40 (equivalent to approximately $0.32) per Aris Listed Warrant. During the year ended December 31, 2021, the Company recognized a loss of $5.0 million, related to its Aris Listed Warrants (Note 21).

Aris Unlisted Warrants

The Aris Unlisted Warrants entitle the holder to acquire one common share of Aris until December 19, 2024 at a price of CA$3.00 per Aris common share. The Aris Unlisted Warrants are derivative instruments and have been designated at FVTPL. As such, they were recognized at fair value on February 4, 2021 and, subsequently, they are remeasured with the change in fair value being recognized in the statement of operations. As at December 31, 2021, the fair value was determined using the Black-Scholes pricing model and level 2 fair value inputs, including expected share price volatility between 65.36%, risk free interest rate of 1.18% of 3 years and dividend yield of 0%. In valuing the Aris Unlisted Warrants the Company applied a liquidity discount of 83.4% from the Black-Scholes value, which is consistent with the discount that the market has applied for with trading prices in comparison to the Black-Scholes valuation of the Aris Listed Warrants. During the year ended December 31, 2021, the Company recognized a loss of $2.0 million, related to its Aris Unlisted Warrants (Note 21).

Aris Gold Notes

The Aris Gold Notes were issued in November 2020 and mature in November 2027. The Aris Gold Notes are non-callable, are secured over all the assets of Aris and receive interest monthly in cash at a rate of 7.5% per annum.

The Aris Gold Notes trade on the NEO Exchange under the symbol “ARIS.NT.U” and are a financial asset designated at FVTPL. The fair value of the Aris Gold Notes as at December 31, 2021 was determined based on their last traded price, a level 1 fair value input, of $99.75 per Aris Gold Note. During the year ended December 31, 2021, the Company recorded a loss of less than $0.1 million, representing the total fair value decrease of the Aris Gold Notes (Note 21).

Quarterly amortizing payments, including principal and gold premium (if applicable), commenced in November 2021 and are scheduled to be paid by Aris in February, May, August and November of each year to maturity. In November 2021, the Company received a quarterly amortizing payment in the amount of approximately $0.2 million.

b) Gold X

	Equity Investment	Warrants	Convertible Debenture	Total
As at January 1, 2020	$2,966	$5,160	$5,000	$13,126
Additions	73	-	-	73
Gain from equity accounting	540	-	-	540
Change in FVTPL (Note 21)	-	2,083	822	2,905
Debentures converted into shares, including interest	6,121	-	(5,822)	299
Exchange difference	-	564	-	564
As at December 31, 2020	9,700	7,807	-	17,507
Gain from equity accounting	321	-	-	321
Change in FVTPL (Note 21)	-	265	-	265
Exchange difference	-	394	-	394
Derecognition of initial investment included as part of consideration in the Gold X acquisition (Note 6)	(10,021)	(8,466)	-	(18,487)
As at June 4, 2021	$-	$-	$-	$-

On June 4, 2021, Gold X became a direct, wholly owned subsidiary of the Company. Immediately prior to closing of the acquisition, the Company held a 15.3% (December 31, 2020 - 18.1%) equity interest in Gold X.

Page | 30

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The Company elected to recognize its initial investment in Gold X at cost as part of the consideration paid in the transaction as described in Note 6.

For the period from January 1 to June 3, 2021, the Company recorded a gain from equity accounting of $0.3 million which included a dilution gain due to changes in ownership of Gold X of $3.4 million net of $3.1 million related to its share of Gold X’s loss during the period. For the year ended December 31, 2020, the Company recorded a gain from equity accounting of $0.5 million which comprised a dilution gain of $3.2 million net of $2.7 million related to its share of Gold X’s loss during the year.

During the year ended December 31, 2020, the Company recognized a gain of $0.8 million related to the increase in the fair value of the Gold X Convertible Debenture (Note 21). In July 2020, the Gold X Convertible Debenture was converted into additional common shares of Gold X.

The Gold X Warrants were derivative instruments and designated at FVTPL. During the year ended December 31, 2021, the Company recorded a gain of $0.3 million (2020 – a loss of $2.1 million), representing the change in total fair value for the Gold X Warrants. The fair value of the Gold X Warrants at June 3, 2021 was $8.5 million (December 31, 2020-$7.8 million), determined using the Black-Scholes pricing model and level 2 fair value inputs, including expected share price volatility between 82.79% and 87.86% (2020– 83.13%), risk free interest rate of 0.8% (2020 – 0.27%), expected lives of 2.1 to 3.2 years and dividend yield of 0% (2020 – 0%).

c) Denarius

	Equity Investment	Warrants	Denarius Subscription Receipts	Total

As at January 1, 2021	$-	$-	$-	$-
Sale of Zancudo Project	9,631	-	-	9,631
Exercise of Guia Antigua Vendor Subscription Receipts (Note 7)	2,313	-	-	2,313
Additions	-	-	7,942	7,942
Loss from equity accounting	(3,828)	-	-	(3,828)
Equity share of other comprehensive loss (1)	(519)	-	-	(519)
Change in FVTPL (Note 21)	-	3,708	1,949	5,657
Exchange difference	-	(66)	237	171
Allocated on conversion	8,143	1,985	(10,128)	-

As at December 31, 2021	$ 15,740	$ 5,627	$ -	$ 21,367

(1)	Recognized in the Company’s consolidated statement of comprehensive income (loss) during the year ended December 31, 2021.

The Company has determined that it holds significant influence in Denarius by virtue of its equity ownership interest and its board participation and accounts for its investment in Denarius using the equity method. As Denarius is listed on the TSXV, pursuant to which financial reporting typically occurs later than it does for the Company, which is listed on the TSX, the Company uses Denarius’ financial statements reported for the quarter ended three months earlier in determining its share of the profit or loss. When the financial statements of an associate used in applying the equity method are prepared as of a date different from that used by the Company, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements.

As at December 31, 2021, the Company holds a 27.0% equity interest in Denarius. During the year ended December 31, 2021, the Company recognized a loss from equity accounting of $3.8 million which comprised $5.8 million from its share of Denarius’s loss net of a $2.0 million dilution gain due to changes in ownership of Denarius in the year. In addition, the Company recognized a loss of $0.5 million in other comprehensive income from its share of Denarius’s comprehensive loss during the year ended December 31, 2021.

Subsequent to December 31, 2021, the Company acquired 3,430,000 common shares of Denarius on March 29, 2022 at a price of CA$0.475 per share in a block trade on the open market for cash consideration of approximately $1.3 million, increasing its equity interest in Denarius to approximately 28.6%.

Sale of Zancudo Project and Investments in Denarius

On February 19, 2021, pursuant to a November 2020 definitive Share Purchase Agreement (“SPA”) with ESV

Page | 31

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Resources Ltd. (“ESV”), a company listed on the TSX Venture Exchange (“TSXV”), the Company completed the sale of all of the issued and outstanding shares of GCG Titiribi, a wholly-owned indirect subsidiary of the Company and owner of the Zancudo Project, in exchange for 27,000,000 common shares of ESV with an ascribed value of $9.6 million. During the year ended December 31, 2021, the Company recognized a gain on sale of the Zancudo Project of $8.9 million.

In addition, and as condition of closing of the SPA, the following transactions also occurred on February 19, 2021:

•

ESV closed a November 2020 amalgamation agreement with 1255269 B.C. Ltd. (the “Guia Antigua Vendor”), which owns the rights for exploration, mining and processing operations and the commercialization of mineral products from the Guia Antigua Project located within the Company’s Segovia mining title. Pursuant to the amalgamation agreement, in exchange for all of the outstanding shares of the Guia Antigua Vendor, ESV issued 15,000,000 common shares to the former shareholders of the Guia Antigua Vendor and paid a financial advisory fee to a third party equal to 300,000 common shares.

•

In November 2020, the Guia Antigua Vendor completed a private placement of 18,675,053 subscription receipts at a price of CA$0.45 per unit (“Guia Antigua Private Placement”) for gross proceeds of approximately CA$8.4 million. The Company had acquired 6,666,666 subscription receipts for a total cost of CA$3.0 million (equivalent to approximately $2.3 million and as per Note 7, included in cash in escrow at December 31, 2020). Immediately prior to closing of the amalgamation agreement, the Guia Antigua Subscription Receipts automatically converted into the equivalent number of common shares of the Guia Antigua Vendor for no additional consideration and were immediately exchanged for common shares of ESV on a one-for-one basis.

ESV changed its name to Denarius and on March 8, 2021, Denarius commenced trading on the TSXV under the symbol “DSLV”.

The 33,666,666 common shares of Denarius issued to the Company in the foregoing transactions represented approximately 36.15% of the issued and outstanding shares of Denarius as of February 19, 2021.

Denarius Subscription Receipts

On March 17, 2021, the Company acquired 22,222,223 units of Denarius in a non-brokered private placement of 75,000,000 subscription receipts (the “Denarius Subscription Receipts”) at a price of CA$0.45 per unit for a total cash consideration of CA$10.0 million (equivalent to approximately $7.9 million). Each Denarius Subscription Receipt comprised one common share and one share purchase warrant entitling the holder to purchase one additional share of Denarius at CA$0.80 until March 17, 2026. The proceeds of the Financing were held in escrow pending Denarius receiving all applicable regulatory approvals and completing the acquisition of the Lomero-Poyatos polymetallic project in Spain. On April 29, 2021, the escrow conditions were met, and the Denarius Subscription Receipts converted into common shares and warrants.

On April 29, 2021, the aggregate fair value of the Denarius Subscription Receipts amounted to $10.1 million, and during the year ended December 31, 2021, the Company recorded a gain on financial instruments of $1.9 million in the statement of operations. The fair value of the Denarius Subscription Receipts held by the Company was determined based on the sum of the fair values of the underlying Denarius common shares using the closing quoted market price and for the unlisted Denarius warrants, using the Black-Scholes pricing model with level 2 fair value inputs including expected share price volatility of 93.02%, risk free interest rate of 0.75%, dividend yield of 0% and expected average life of 4.9 years, and applied a liquidity discount of 60% from the Black-Scholes value.

Denarius Warrants

As at December 31, 2021, as a result of the conversion of Denarius Subscription Receipts, the Company holds 22,222,223 warrants (“Denarius Warrants”). On July 23, 2021, the Denarius Warrants commenced trading on the TSXV and, as a result, the Company changed the classification of the fair value from Level 2 to Level 1. The fair value of the Denarius Warrants at December 31, 2021 has been determined based on their last traded price CA $0.32 per Denarius Warrant. During the year ended December 31, 2021, the Company recognized a gain of $3.7 million (Note 21).

Page | 32

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

d)	Western Atlas

	Equity Investment	Warrants	Total

As at December 31, 2019	$922	$213	$1,135
Additions	-	1,034	1,034
Loss from equity accounting	(219)	-	(219)
Change in fair value through profit and loss (Note 21)	-	(1,028)	(1,028)
Exchange difference	-	54	54

As at December 31, 2020	703	273	976
Loss from equity accounting	(107)	-	(107)
Change in fair value through profit and loss (Note 21)	-	(263)	(263)
Exchange difference	-	4	4

As at December 31, 2021	$596	$14	$610

As at December 31, 2021, the Company holds a 25.77% equity interest in Western Atlas (2020 – 25.81%). During the year ended December 31, 2021, the Company recognized a loss of $0.1 million related to its equity share in the results of Western Atlas (2020 - $0.2 million).

As at December 31, 2021 and December 31, 2020, the Company owned 21,955,294 share purchase warrants (“Western Atlas Warrants”). The Western Atlas Warrants consist of: (i) 7,955,294 share purchase warrants exercisable at CA$0.20 per share that expire in October 2022 and (ii) 14,000,000 share purchase warrants exercisable at CA$0.15 per share that expire in July 2022.

The Western Atlas Warrants are financial instruments and have been designated at FVTPL. During the year ended December 31, 2021, the Company recorded a loss of $0.3 million, (2020 – a loss of $1.0 million) representing the total fair value adjustment for the Western Atlas Warrants. The fair value of the Western Atlas Warrants at December 31, 2021 was less than $0.1 million (2020 – $0.3 million), determined using the Black-Scholes pricing model and level 2 fair value inputs, including expected share price volatility averaging of 55.23% (2020 – 121.83%), risk free interest rate of 0.91% (2020 – 0.20%), dividend yield of 0% (2020 – 0%), expected average life of 0.7 years (2020 – 1.2 years).

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2021	December 31, 2020

Trade payables related to operating, general and administrative expenses	$15,537	$25,400
Trade payables related to capital expenditures	7,449	9,126
Segovia social contributions payable (Note 27b)	777	2,601
Other non-income taxes payable	3,782	2,355
DSU and PSU liabilities (Note 15g and 15h)	4,179	4,534
Dividends payable (Note 15b)	1,163	728
Other provisions and accrued liabilities	2,326	3,744

Total accounts payable and accrued liabilities	$35,213	$48,488

12.	LONG-TERM DEBT

	Maturity	Currency	Principal Amount	Interest Rate	December 31, 2021	December 31, 2020

Senior Notes	2026	USD	$300,000	6.875%	$294,800	$-
Gold Notes	2024	USD	35,525	8.25%	-	38,545
Convertible Debentures	2024	CA	20,000	8.00%	19,466	28,426
Aris Gold Notes (1)	2027	USD	73,066	7.50%	-	73,235

Total					314,266	140,206
Less: current portion					8,135	12,358

Non-current portion					$306,131	$127,848

(1)	The Aris Gold Notes were derecognized on February 4, 2021 (Note 5a).

Page | 33

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

a)	Senior Unsecured Notes due 2026 (“Senior Notes”)

On August 9, 2021, the Company issued $300 million face value of Senior Notes for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual instalments on February 9 and August 9 of each year.

The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes.

Prior to August 9, 2023, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium, plus accrued and unpaid interest.

In addition, prior to August 9, 2023, the Company may, on any one or more occasions, redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.875% of the aggregate principal amount thereof, plus accrued and unpaid interest.

On and after August 9, 2023, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Senior Notes on the consolidated balance sheet. The debt component was initially recognized at $286.8 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative and transaction costs. Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is considered to be a financial asset at FVTPL. The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s statement of earnings.

The discount and transaction costs incurred on issuance of the Senior Notes totaling $14.0 million have been offset against the carrying amount of the Senior Notes and are being amortized to net income using the effective interest method, resulting in an effective interest rate of 7.944%, including the 6.875% coupon.

Amount

Principal amount of Senior Notes issued on August 9, 2021	$300,000
Initial discount, including transaction costs	(13,990)
Value allocated to prepayment option	789

Value allocated to debt on issue date	286,799
Interest expense accrued	8,135
Accretion of discount (Note 20)	862

Carrying value of the debt as at December 31, 2021	295,796

Embedded derivative asset
Value allocated to prepayment option at the issue date	789
Change in FVTPL (Note 21)	207

Carrying value of the embedded derivative asset as at December 31, 2021	996
Total carrying value of the Senior Notes as at December 31, 2021	294,800
Less: current portion, represented by accrued interest	(8,135)

Non-current portion	$286,665

Page | 34

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

b)	Senior Secured Gold-Linked Notes due 2024 (“Gold Notes”)

	Number of Gold Notes	Amount

As at January 1, 2020	68,750,000	$68,961
Change in FVTPL (Note 21)	-	3,733
Change in FVOCI due to changes in credit risk	-	(924)
Early optional redemption	(19,162,000)	(19,162)
Principal repayments	(14,063,000)	(14,063)

As at December 31, 2020	35,525,000	38,545
Change in FVTPL (Note 21)	-	(3,014)
Change in FVOCI due to changes in credit risk	-	(6)
Early optional redemption	(28,006,250)	(28,006)
Principal repayments	(7,518,750)	(7,519)

As at December 31, 2021	-	$-

During the year ended December 31, 2021, the Company made principal repayments of the Gold Notes totaling $35.5 million including $7.5 million (2020 – $14.1 million) through the scheduled quarterly Amortizing Payments, $10.0 million through an early redemption in March 2021 and an early redemption of the remaining $18.0 million balance outstanding on September 9, 2021. During the year ended December 31, 2020, the Company also completed an early redemption of $19.2 million aggregate principal amount of Gold Notes. During the year ended December 31, 2021, the Company made Gold Premium payments in the amount of $3.3 million (2020 – $5.2 million) in connection with the quarterly Amortizing Payments and paid Applicable Premiums on the early redemptions amounting to $1.2 million (2020 – $2.0 million) (Note 20).

The Gold Notes were a financial liability and designated at FVTPL and their fair value was determined based on the last trading price. For the year ended December 31, 2021, the Company recorded a gain of $3.0 million (2020 – a loss of $3.7 million) in the statement of operations (Note 21). The change in credit risk resulted in a gain of $Nil in the year ended December 31, 2021 (2020 – a gain of $1.0 million, using a 12.50% credit spread) recognized in the statement of other comprehensive income.

Gold Trust Account

During the term of the Gold Notes, the Company was required to set aside an amount of physical gold in the Gold Trust Account on a monthly basis to facilitate the quarterly Amortizing Payments. As at December 31, 2020, the Gold Trust Account comprised 2,310 ounces with a carrying value of approximately $4.4 million.

c)	Convertible Debentures

	Number of Debentures	Amount

As at January 1, 2020	20,000	$21,054
Change in FVTPL (Note 21)	-	6,335
Change in FVOCI due to changes in credit risk	-	132
Exchange difference	-	905

As at December 31, 2020	20,000	28,426
Change in FVTPL (Note 21)	-	(7,744)
Change in FVOCI due to changes in credit risk	-	793
Early redemption in exchange for common shares	(2,000)	(2,240)
Exchange difference	-	231

As at December 31, 2021, non-current	18,000	$19,466

On April 4, 2019, the Company closed a private placement of CA$20.0 million in aggregate principal amount (equivalent to approximately $14.9 million) of convertible unsecured subordinated debentures at a price of CA$1,000 per CA$1,000 principal amount of debentures (“Convertible Debentures”). The Convertible Debentures mature on April 5, 2024 and bear interest at a rate of 8.00% per annum, payable monthly in cash in arrears.

Page | 35

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

On each anniversary of the issuance date, the Company may, at its option and subject to applicable regulatory approval, on not more than one occasion during each 12-month period, redeem up to 10% of the aggregate principal amount of the Convertible Debentures then outstanding, at par plus accrued and unpaid interest, in cash on not less than 30 and not more than 60 days’ prior written notice (during which period the holders of the Convertible Debentures may convert their debentures into common shares).

At the holders’ option, the Convertible Debentures may be converted into common shares of the Company at any time and from time to time, up to the maturity date, at a conversion rate of 210.53 common shares per CA$1,000 principal amount, subject to adjustment in certain circumstances, which equates to a conversion price of CA$4.75 per share.

On April 5, 2021, the Company redeemed 10% of the aggregate principal amount outstanding, equivalent to CA$2.0 million (“Redemption Amount”). At the holder’s option, the full Redemption Amount was settled in shares rather than cash and the Company issued a total of 421,050 common shares to holders. Following the redemption, the outstanding balance of the Convertible Debentures was CA$18.0 million, equivalent to 3,789,473 common shares at the conversion price.

The Convertible Debentures are a financial liability and have been designated at FVTPL. As such, the Convertible Debentures were recorded at fair value at inception, being equal to the principal amount, and are subsequently remeasured with the change in fair value being recognized in the statement of operations, except the portion of the change in fair value due to changes in the Company’s credit risk, which is recognized in the statement of other comprehensive income. The fair value of the Convertible Debentures at December 31, 2021 has been determined using the binomial pricing model and level 2 fair value inputs that capture all the features of the Convertible Debentures, including the early redemption option, share price volatility of 58.22% (2020 – 55.78%), risk free interest rate of 1.61% (2020 – 0.63%), dividend yield of 3.58% (2020 – 2.10%), and credit spread of 9.89% (2020 – 15.84%).

During the year ended December 31, 2021, the Company recorded a gain on fair value of $7.7 million (2020 – a loss of $6.3 million) in the statement of operations (Note 21) and a loss of $0.8 million (2020 – $0.1 million) related to the change in credit risk was recognized in the statement of other comprehensive income.

13.	LEASE OBLIGATIONS

	Maturity	Currency	Interest rate	December 31, 2021	December 31, 2020

Leases	2021 to 2026	COP	12.12%	$3,265	$4,867
Leases	2022	CA	6.02%	32	77
Leases	2022	USD	6.50%	508	-

Total lease obligations				3,805	4,944
Less: current portion				1,718	1,961

Non-current portion				$2,087	$2,983

The Company’s lease obligations are related primarily to plant and equipment used in mining operations in Colombia and office premises in Canada, Colombia and Guyana, with payments made on a monthly basis.

The table below summarizes the changes in lease obligations during the years ended December 31:

	2021	2020

Opening balance	$4,944	$2,257
Additions	1,980	4,495
Accretion (Note 21)	397	338
Lease payments	(2,422)	(2,282)
Exchange difference	(633)	136
Derecognition of Aris’s lease obligations (Note 5b)	(461)	-

As at December 31, 2021	$3,805	$4,944

Page | 36

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The undiscounted and discounted future lease payments are as follows:

	December 31, 2021	December 31, 2020

Undiscounted contractual payments
Within one year	$2,255	$1,744
More than one year	2,172	4,184

Total undiscounted lease obligations	4,427	5,928
Amount representing interest	(622)	(984)

Lease obligations – discounted	$3,805	$4,944

The table below summarizes amounts recognized in earnings during the years ended December 31:

	2021	2020

Depreciation expense for ROU assets	$1,643	$1,046
Interest expense included in finance costs	397	346
Variable lease payments not included in the measurement of lease liabilities	456	243
Expenses relating to short-term leases	107	251
Expenses relating to leases of low value assets, excluding short-term leases of low value assets	3	-

Total recognized in earnings	$2,606	$1,886

During the year ended December 31, 2021, the Company recognized total payments in the consolidated statement of cash flows in the amount of $2.9 million (2020 – $2.3 million).

Scheduled future undiscounted lease payments, comprising principal and interest, are as follows:

	2022	2023	2024	2025	Thereafter	Total
Total payments	$2,071	$1,410	$450	$327	$169	$4,427

14.	PROVISIONS

A summary of changes to provisions during the years ended December 31, 2021 and 2020 is as follows:

	Reclamation and rehabilitation	Environmental fees	Health plan obligations	Total

As at January 1, 2020	$7,806	$4,035	$13,465	$25,306
Provision in the period	8,285	58	-	8,343
Effect of changes in estimates	-	-	(1,105)	(1,105)
Payments in the period	(53)	(4)	(647)	(704)
Accretion of discount (Note 20)	384	161	1,055	1,600
Exchange difference	(277)	(167)	(566)	(1,010)

As at December 31, 2020	16,145	4,083	12,202	32,430
Provision in the period	-	2,325	-	2,325
Effect of changes in estimates	(2,122)	-	(492)	(2,614)
Payments in the period	(30)	(58)	(657)	(745)
Accretion of discount (Note 20)	440	-	798	1,238
Exchange difference	(1,751)	(618)	(1,690)	(4,059)
Derecognition of Aris provisions (Note 5b)	(4,258)	-	-	(4,258)

As at December 31, 2021	8,424	5,732	10,161	24,317
Less: current portion	47	1,012	603	1,662

Non-current portion	$8,377	$4,720	$9,558	$22,655

Page | 37

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

a)	Reclamation and rehabilitation (“ARO”) provision

The ARO provision recorded by the Company represents management’s best estimate of the future reclamation and remediation obligation for its Segovia Operations and does not include any future costs related to reclamation and remediation in the Toroparu Project still to be constructed. The estimated amount, and timing thereof, of the future reclamation and remediation costs is inherently uncertain and will be revised as further information becomes available. Actual future expenditures and timing may therefore differ materially from the amounts currently provided.

Environmental obligations for the Company’s Segovia Operations are governed by an environmental management plan which has been filed with the local environmental authority and is updated periodically. Although the Company is not currently required under its environmental management plan to prepare a comprehensive closure plan for its Segovia Operations, the Company has estimated the undiscounted costs to be incurred with respect to mine closure cost and reclamation activities, including tailings storage facilities, to be approximately COP 50.6 billion, equivalent to approximately $12.7 million at the December 31, 2021 exchange rate (December 31, 2020 – COP 50.5 billion, equivalent to $14.7 million).

Estimated costs underlying the Company’s ARO provision have been discounted to their present value using the following assumptions:

	Expected date of expenditures	Inflation rate	Pre-tax risk free rate	Undiscounted cash flow

Segovia Operations	2022-2030	3.01%	7.89%	$ 12,718

b) Environmental fees

The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins.

In July 2013, Corantioquia, the local environmental authority, issued a resolution assessing fees totalling COP 29.5 billion (equivalent to approximately $7.4 million at the December 31, 2021 exchange rate) for environmental discharges in 2010 and 2011 at tariff rates that significantly exceeded the applicable rates that the Company believes were in effect for those particular periods. In November 2013, after further appeal to Corantioquia to appropriately amend the assessments, the Company initiated proceedings in the Colombian judicial system to seek a reduction in the assessed fees. The matter is currently still in process in the judicial system. The Company has a provision in the amount of COP 13.7 billion (approximately $3.4 million at the December 31, 2021 exchange rate) related to the present value of its best estimate of the potential liability for these fees (2020 – COP 13.8 billion equivalent to approximately $4.1 million).

The Company’s operations are monitored by Corantioquia in accordance with its environmental management plan and may be subject to investigations of its performance under the plan. The Company has taken steps over the years through capital investments in its gold processing plant, a water treatment facility and the expansion of its tailings storage facilities to minimize and eliminate effluent discharges and improve atmospheric emissions. In September 2021, the Company received notice from Corantioquia of a sanction in the amount of COP 5.1 billion (equivalent to approximately $1.3 million) related an investigation of effluent discharges in 2016 that is currently under appeal from the Company. At December 31, 2021, the Company has recorded a provision in the amount of $2.3 million related to the present value of its best estimate of the potential liability for fees associated with this sanction and other investigations currently in process related to incidents in 2016 to 2018 for which Corantioquia has not yet reached a conclusion. There can be no assurance that ongoing or future investigations of the Company’s performance under its environmental management plan will not result in the assessment of fees and/or fines. In such cases, the Company will review the basis of environmental assessments and file appeals, if deemed appropriate for the circumstances, to reduce or cancel the amounts assessed.

c) Health plan obligations

The Company has an obligation in connection with the 2010 acquisition of the assets of the Segovia Operations, as part of its purchase consideration, to fund the obligatory ongoing health premiums related to the participants of the previous owner’s pension plan. The health plan obligation of COP 40.5 billion (approximately $10.2 million) is based on an actuarial report prepared as at December 31, 2021 with an

Page | 38

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

inflation rate of 3.4% and a discount rate of 8.5%. The Company is currently paying approximately COP 0.2 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At December 31, 2021, non-current cash in trust includes approximately $0.6 million deposited in a restricted cash account as security against this obligation (December 31, 2020 – $0.7 million).

15.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares with no par value.

b)	Issued and fully paid

As at December 31, 2021, the Company had 98,000,774 common shares issued and outstanding (2020 – 61,762,441 common shares).

The Company issued 36,722,294 common shares to the former shareholders of Gold X as described in Note 6. During the year ended December 31, 2021, the Company also issued a total of 83,333 common shares for the exercise of stock options, 421,050 common shares for the repayment of a portion of the Convertible Debentures (Note 12c), 39,082 common shares for Gold X Warrants exercised and 247,305 common shares for Listed Warrants exercised.

During the year ended December 31, 2020, the Company issued a total of 9,093,505 common shares including 7,142,857 common shares pursuant to a private placement (as described below), 489,100 common shares for the exercise of stock options and 1,461,548 common shares for the exercise of Listed Warrants.

2020 Private Placement

On February 6, 2020, the Company completed a private placement (the “2020 Private Placement”) receiving gross proceeds of approximately $30.1 million (CA$40.0 million) through the issuance of 7,142,857 units of the Company at a price of CA$5.60 per unit. Each unit consisted of one common share and one common share purchase warrant (“2020 PP Warrants”) exercisable into a full common share at CA$6.50 per share expiring February 6, 2023. A total of $21.7 million of the gross proceeds was allocated to the common shares and $8.4 million was allocated to the fair value of the 2020 PP Warrants.

Transaction costs related to 2020 Private Placement amounted to $0.6 million, of which $0.1 million was allocated to the 2020 PP Warrants and was recognized as a finance cost in the statement of operations (Note 21). The remaining balance of transaction costs of $0.5 million was allocated to share capital.

Normal Course Issuer Bids (“NCIB”) for Common Shares

The Company currently has a NCIB for its common shares in place pursuant to which it may purchase for cancellation up to 9,570,540 common shares over a 12-month period from October 20, 2021 through October 19, 2022. Daily purchases are limited to 86,301 common shares, other than block purchase exceptions. Common shares purchased under the NCIB will be cancelled. During the period from October 20, 2021 through December 31, 2021, the Company purchased a total of 572,701 common shares under its current NCIB at an average price of CA$5.13. Including its previous NCIB, which expired in September 2021, the Company purchased a total of 1,274,701 common shares for cancellation during the year ended December 31, 2021 at an average price of CA$5.44, representing a total cost of approximately $5.5 million. Subsequent to December 31, 2021, the Company purchased a total of 284,201 common shares for cancellation during the period from January 1 through March 31, 2022 at an average price of CA$4.99, representing a total cost of approximately $1.1 million.

During the year ended December 31, 2020, the Company purchased a total of 890,100 common shares for cancellation under its previous NCIBs at an average price of CA$5.96, representing a total cost of approximately $4.0 million.

Page | 39

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Dividends

Declaration date	Payment date	Per share	Amount Paid or Payable in CA	Amount Recorded in Deficit

Year ended December 31, 2021
January 18, 2021	February 16, 2021	CA$0.015	$928	$726
February 16, 2021	March 15, 2021	CA$0.015	928	728
March 16, 2021	April 15, 2021	CA$0.015	917	730
April 15, 2021	May 17, 2021	CA$0.015	923	752
May 17, 2021	June 15, 2021	CA$0.015	923	765
June 15, 2021	July 15, 2021	CA$0.015	1,477	1,192
July 15, 2021	August 16, 2021	CA$0.015	1,477	1,184
August 18, 2021	September 15, 2021	CA$0.015	1,477	1,171
September 15, 2021	October 15, 2021	CA$0.015	1,477	1,165
October 15, 2021	November 15, 2021	CA$0.015	1,477	1,192
November 15, 2021	December 15, 2021	CA$0.015	1,478	1,156
December 15, 2021 (1)	January 17, 2022	CA$0.015	1,470	1,163

Total			$14,952	$11,924

Year ended December 31, 2020
August 13, 2020	October 15, 2020	CA$0.015	$924	$694
November 11, 2020	December 15, 2020	CA$0.015	928	714
December 15, 2020 (1)	January 15, 2021	CA$0.015	926	728

Total			$2,778	$2,136

(1) Included in accounts payable and accrued liabilities as at December 31, 2021 and 2020 (Note 11).

Subsequent to December 31, 2021, the Board of Directors declared monthly dividends on each of January 17, 2022, February 15, 2022 and March 15, 2022 in the amount of CA$0.015 per common share.

c)	Share purchase warrants – equity classified

The Gold X Warrants outstanding immediately prior to the acquisition were honoured by the Company. Each Gold X Warrant entitles the holder to receive, upon exercise, common shares of the Company in accordance with the Exchange Ratio. As a result, the Gold X Warrants were considered a share-based payment in accordance with IFRS 2 and fair valued using the Black-Scholes option pricing model as described in Note 6.

	Number	Amount

As at December 31, 2020	-	$-
Fair value of Gold X Warrants honoured (Note 6)	9,395,215	10,340
Exercised in the period (1)	(56,250)	(88)

As at December 31, 2021	9,338,965	$10,252

(1)	Resulted in the issuance of 39,082 common shares of the Company based on the Exchange Ratio (Note 6). The exercise price per Gold X Warrant exercised averaged CA$1.81.

The table below summarizes information about the Gold X Warrants issued and outstanding as at December 31, 2021:

Expiry date	Gold X Warrants outstanding	Common shares issuable	(CA$	Exercise price /Gold X Warrant)

October 12, 2022	2,046,500	1,421,908		$4.00
January 23, 2023	154,590	107,409		4.00
July 20, 2023	2,728,000	1,895,414		3.20
June 12, 2024	1,190,750	827,333		1.32
August 27, 2024	3,219,125	2,236,648		2.80

	9,338,965	6,488,712		$3.01

Page | 40

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Subsequent to December 31, 2021, a total of 5,000 Gold X Warrants with an exercise price of CA$2.80 per Gold X Warrant and 50,000 Gold X Warrants with an exercise price of CA$3.20 per Gold X Warrant were exercised resulting in the issuance of a total of 38,218 common shares during the period from January 1 to March 31, 2022.

d)	Share purchase warrants – liability classified

A summary of share purchase warrant liabilities is as follows:

	Number	December 31, 2021	December 31, 2020

Warrants issued by the Company
Listed Warrants	10,304,455	$25,440	$48,595
Unlisted Warrants	10,403,727	6,755	26,287
	20,708,182	32,195	74,882

Warrants issued by Aris
Aris Listed Warrants (Note 5b)	-	-	15,155
Aris RTO Warrants (Note 5b)	-	-	1,602
	-	-	16,757
Total warrant liabilities		$32,195	$91,639

Warrants Issued by the Company

The following table summarizes the changes in the number of issued and outstanding warrants and the associated warrant liabilities for warrants issued by the Company:

	Listed Warrants			Unlisted Warrants
	Warrants (GCM.WT.B)		2019 PP Warrants		2020 PP Warrants		Total
	Number	Amount	Number	Amount	Number	Amount	Amount

As at January 1, 2020	12,013,308	$32,094	3,260,870	$6,606	-	$-	$38,700
Fair value assigned on issuance	-	-	-	-	7,142,857	8,389	8,389
Exercised	(1,461,548)	(4,802)	-	-	-	-	(4,802)
Change in FVTPL
(Note 21)	-	19,647	-	2,326	-	7,707	29,680
Exchange difference	-	1,656	-	325	-	934	2,915

As at December 31, 2020	10,551,760	48,595	3,260,870	9,257	7,142,857	17,030	74,882
Exercised	(247,305)	(611)	-	-	-	-	(611)
Change in FVTPL
(Note 21)	-	(22,989)	-	(5,634)	-	(14,108)	(42,731)
Exchange difference	-	445	-	72	-	138	655

As at December 31, 2021	10,304,455	$25,440	3,260,870	$3,695	7,142,857	$3,060	$32,195

Listed Warrants (GCM.WT.B)

The Listed Warrants expire on April 30, 2024 and represent a financial liability as the exercise price of CA$2.21 per share is denominated in Canadian dollars, different from the Company’s US dollar functional currency. As such, they were recognized at fair value at inception and subsequently they are remeasured with the change in fair value being recognized in the statement of operations. The fair value of the Listed Warrants as at December 31, 2021 was determined based on their last traded price, a level 1 fair value input, of CA$3.12 (equivalent to approximately $2.47) per 2024 Warrant.

During the year ended December 31, 2021, the Company recognized a fair value gain of $23.0 million associated with the Listed Warrants (2020 – loss of $19.6 million). During the year ended December 31, 2021 the Company received $0.4 million (2020 – $2.4 million) in cash proceeds from exercised Listed Warrants with a corresponding increase in share capital of $1.0 million (2020 – $7.2 million) comprised of the $0.4 million (2020 – $2.4 million) received in cash and the fair value of the warrants exercised of $0.6 million (2020 – $4.8 million).

Page | 41

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Subsequent to December 31, 2021, a total of 145,400 Listed Warrants were exercised during the period from January 1 to March 31, 2022.

Unlisted Warrants

The Company has unlisted share purchase warrants outstanding related to a private placement completed in 2019 (the “2019 PP Warrants”) and the 2020 PP Warrants, as described in Note 15b. These unlisted warrants represent a financial liability as the exercise price is denominated in Canadian dollars, different from the Company’s US dollar functional currency. As such, they were recognized at fair value at inception and, subsequently, they are remeasured with the change in fair value being recognized in the statement of operations.

At December 31, 2021 and 2020, the fair value was determined using the Black-Scholes option pricing model incorporating the following inputs:

	2020 PP Warrants		2019 PP Warrants
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020

Expected volatility	44.65%	59.96%	57.89%	56.68%
Risk free interest rate	0.91%	0.20%	0.91%	0.20%
Expected dividend yield	3.38%	2.23%	3.38%	2.23%
Remaining life in years	1.1	2.1	1.9	2.9

During the year ended December 31, 2021, the Company recognized a fair value gain of $19.7 million associated with the Unlisted Warrants (2020 – loss of $10.0 million) (Note 21).

e)	Share-based compensation expense

	Years ended December 31,
	2021	2020

Granted by the Company
Stock options (Note 15f)	$932	$777
DSUs (Note 15g)	114	1,781
PSUs (Note 15h)	191	751

Total	1,237	3,309
Granted by Aris, prior to the loss of control (Note 5a)
Stock options (Note 15f)	311	3,821
DSUs (Note 15g)	129	681
Total share-based compensation expense	$1,677	$7,811

f)	Stock option plans

A summary of the change in the stock options outstanding for the years ended December 31, 2021 and 2020 is as follows:

	Granted by the Company		Granted by Aris
	Outstanding	Exercise price (CA)(1)	Outstanding	Exercise price (CA)(1)

Balance, January 1, 2020	1,380,765	$3.18	-	$-
Outstanding at the RTO Transaction date	-	-	330,000	2.10
Granted	790,000	4.23	4,910,000	2.05
Exercised (2)	(489,100)	3.72	(75,000)	2.10
Cancelled	-	-	(60,000)	2.00

Balance, December 31, 2020	1,681,665	$3.52	5,105,000	$2.05
Derecognized on loss of control (Note 5a)	-	-	(5,105,000)	2.05
Granted	924,000	6.04	-	-
Exercised (3)	(83,333)	2.55	-	-
Expired	(40,000)	3.67	-	-

Balance, December 31, 2021	2,482,332	$4.49	-	-

Page | 42

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

(1)	Amounts represent the weighted average exercise price per common share.
(2)	The weighted average share price at the date stock options were exercised was CA$6.64.
(3)	The weighted average share price at the date stock options were exercised was CA$7.82.

Stock options granted by the Company

The Company has a “rolling” Stock Option Plan (the “Plan”) whereby the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis. To-date, almost all stock options granted have a five-year term from the date of grant.

On April 1, 2021, a total of 924,000 stock options were granted to executive officers and management of the Company at an exercise price of CA$6.04 per share. These options vest on the first anniversary of the grant date and have a term of five years.

During the year ended December 31, 2020, a total of 790,000 stock options were granted to executive officers and management of the Company at a weighted average exercise price of CA$4.23 per share. These options vested immediately and have a term of five years.

During the year ended December 31, 2021, holders exercised 83,333 stock options at an exercise price of CA$2.55 per share for total cash proceeds of $0.2 million (2020 – 489,100 stock options at a weighted average exercise price of CA$3.72 per share for proceeds of $1.5 million).

A summary of the share-based compensation expense recorded by the Company for its stock option grants during the years ended December 31, 2021 and 2020, including the inputs used in the determination of the fair values of the stock options using the Black-Scholes option pricing model, is as follows:

	Years ended December 31,
	2021	2020

Number of stock options granted	924,000	790,000
Term	5 years	5 years
Vesting	One year	Immediately
Share-based compensation expense (Note 15e)	$ 932	$ 777
Grant date fair value per option	CA$1.69	CA$1.39
Weighted average Black-Scholes option pricing model inputs
Market price of the shares at grant date	CA$5.73	CA$4.18
Exercise price	CA$6.04	CA$4.23
Dividends expected	3.14%	Nil
Expected volatility	58.82%	54.03%
Risk-free interest rate	0.23%	0.46%
Expected life of options	2.5 years	2.5 years

The table below summarizes information about the stock options granted by the Company that are outstanding and vested as at December 31, 2021:

Expiry date	Options outstanding	Options vested	Remaining contractual life in years	Exercise price (CA$/share)

April 3, 2022	194,999	194,999	0.3	$2.55
December 12, 2022	53,333	53,333	0.9	2.55
June 14, 2023	475,000	475,000	1.5	3.16
April 1, 2024	265,000	265,000	2.3	3.67
April 1, 2025	520,000	520,000	3.3	4.05
July 2, 2025	50,000	50,000	3.5	6.88
April 1, 2026	924,000	-	4.3	6.04

	2,482,332	1,558,332	2.89	$4.49

On January 26, 2022, the Company granted a total of 600,000 stock options to the Toroparu Project management team at an exercise price of CA$5.45 per share and a five-year term expiring January 26, 2027.

Page | 43

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

50% of these stock options will vest on the first anniversary of the grant date and the balance will vest on the second anniversary of the grant date.

g)	Deferred Share Units (“DSUs”)

A summary of changes to the DSU liability during the years ended December 31, 2021 and 2020 is as follows:

	The Company	Aris Gold	Total

Balance, January 1, 2020	$1,222	$-	$1,222
Paid on director resignation	(261)	-	(261)
Share-based compensation expense (Note 15e)
Granted and vested during the period	-	360	360
DSUs recognized in the period	1,101	269	1,370
DSU forfeited on director resignation	(70)	-	(70)
Change in fair value	750	52	802
Exchange difference	109	-	109

Balance, December 31, 2020	2,851	681	3,532
Share-based compensation expense (Note 15e)
DSUs recognized in the period	1,047	138	1,185
Change in fair value	(933)	(9)	(942)
Paid on director resignation on loss of control	-	(647)	(647)
Derecognized on loss of control	-	(163)	(163)
Exchange difference	14	-	14

Balance, December 31, 2021	$2,979	$-	$2,979

DSUs granted by the Company

On April 1, 2020, the Company granted $0.5 million or 157,633 DSUs to its non-executive directors at a price of CA$4.05 per share which vested on April 1, 2021. On August 20, 2020, the Company granted an additional $1.0 million or 230,000 DSUs to its non-executive directors at a price of CA$6.13 per share which vested on August 1, 2021.

On April 1, 2021, the Company granted a total of approximately $0.4 million of DSUs to its five non-executive directors representing a total of 78,075 DSUs at a price of CA$6.04 per share which will vest on April 1, 2022. On August 18, 2021, the Company granted 40,632 DSUs with a value of approximately $0.1 million to a new non-executive director, of which 50% of this grant vested immediately and the remaining balance will vest on the first anniversary of the grant date.

If a director ceases to be a director, other than through a change of control, any unvested DSUs will be forfeited and will not be paid to the director. On a change of control, all unvested DSUs will immediately vest.

The DSU liability at December 31, 2021 was determined based on the Company’s closing share price, a level 1 fair value input, of CA$5.33 (approximately $4.22) (2020 – CA$8.06 equivalent to approximately $6.33) per share. As at December 31, 2021, the Company had 639,763 vested DSUs, 78,075 DSUs that will vest on April 1, 2022 and 20,316 DSUs that will vest on August 1, 2022.

During the year ended December 31, 2020, a total of approximately $0.3 million was paid on the resignation of a non-executive director in respect of 54,617 DSUs and 41,272 unvested DSUs related to this director were forfeited.

h)	Performance Share Units (“PSUs”)

As at December 31, 2021, the Company had a total of 378,618 PSUs outstanding (December 31, 2020 – 255,824), including a grant approved on April 1, 2021 for a total of 112,423 PSUs to executive officers and senior management at a price of CA$6.04 per share.

A total of 116,500 PSUs will vest on March 31, 2022, 147,110 PSUs will vest on March 31, 2023 and 115,008 PSUs will vest on March 31, 2024.

Page | 44

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

A summary of changes to the number of PSUs is as follows:

	Years ended December 31,
	2021	2020

Balance at the beginning of the year	255,824	117,427
Granted	112,423	141,800
Forfeited	-	(5,098)
Dividend Equivalent Units	10,371	1,695

Total units outstanding	378,618	255,824

The changes to the PSU liability during the years ended December 31, 2021 and 2020 are as follows:

Total

Balance, January 1, 2020	$213
Share-based compensation expense (Note 15e)	751
Exchange difference	38

Balance, December 31, 2020	1,002
Share-based compensation expense (Note 15e)	191
Exchange difference	7

Balance, December 31, 2021	$1,200

The fair value of the PSU liability at December 31, 2021 was determined using Monte Carlo simulations that capture all the features of the PSUs and level 2 fair value inputs.

16.	INCOME TAX

A reconciliation between income tax expense and the product of the accounting income before income taxes multiplied by the Company’s domestic federal and provincial combined tax rate is provided below:

	Years ended December 31,
	2021	2020

Income before income taxes	$231,705	$38,045
Canadian statutory income tax rate	26.5%	26.5%
Income tax recovery at statutory rate	61,402	10,082
Increase (decrease) in income tax provision resulting from:
Differences in tax rates in foreign jurisdictions	6,291	9,958
Share-based compensation	328	1,399
Other non-deductible expenses	1,455	766
Non-taxable (gain) loss on financial instruments	(14,175)	21,741
Non-taxable gain on financial loss of control of Aris	(15,075)	-
Non-deductible RTO transaction costs	-	4,426
Increase in unrecorded deferred tax asset	9,331	9,065
Withholding taxes	1,000	8,331
Tax impact of future tax rate differences	1,180	(152)

Income tax expense for the year	$51,737	$65,616
Current income tax expense	$55,444	$60,958
Deferred income tax (recovery) expense	(3,707)	4,658

Income tax expense for the year	$51,737	$65,616

Page | 45

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

A summary of the components of the net deferred income tax liability is as follows:

	December 31,	December 31,
	2021	2020

Deferred tax assets
Tax loss carry forwards	$8,268	$2,637
Provisions	2,071	1,116
Other	21	88
Deferred tax liabilities
Mining interests, plant and equipment	(8,866)	(18,380)
Withholding taxes	(1,702)	(5,000)
Investments in Associates	(6,486)	(27)
Other	(1,782)	(2,656)

Total deferred tax	$(8,476)	$(22,222)

Deferred tax asset	$-	$-
Deferred tax liability	(8,476)	(22,222)

Total deferred tax	$(8,476)	$(22,222)

A summary of the movement in net deferred tax liability is as follows:

	Years ended December 31,
	2021	2020

Balance at the beginning of the year	$22,222	$18,747
Recognized in profit / loss	(3,707)	4,658
Reduction of deferred tax liability on Aris loss of control	(9,068)	-
Recognized in other comprehensive loss	(971)	(1,183)

Balance at the end of the year	$8,476	$22,222

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Deferred tax assets are recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.

The Company has the following deductible temporary differences:

	Years ended December 31,
	2021	2020

Losses	$37,392	$51,713
Financing expenses	15,666	15,987
Other	-	15,868

	$53,058	$83,568

The Company has $64.4 million of non-capital losses in respect of its Canadian head office which expire in the years 2026 to 2041 and $60.0 million of non-capital losses in respect of its operations in Guyana which may be carried forward indefinitely.

The taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2021 is $175.0 million (2020 – $77.0 million).

17.	FINANCIAL RISK MANAGEMENT

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

Page | 46

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

a)	Credit risk

	December 31, 2021	December 31, 2020

Trade accounts receivable	$ 80	$ 1,816
VAT receivable	27,230	18,858
Other, net of allowance for doubtful accounts	2,256	3,519

Total accounts receivable and other	$ 29,566	$ 24,193

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk arises primarily from the Company’s cash balances, which are held with highly rated Canadian, U.S. and Colombian financial institutions, VAT and accounts receivable. Timing of collection for the VAT receivables is in accordance with the local tax authority’s regulations. As at December 31, 2021, the Company expects to recover the outstanding amount in the next 12 months.

The Company delivers all of its production under a refining agreement with an international customer from whom it receives 99.5% of the sales proceeds upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter. In the event that this customer is unable to perform under the contractual arrangement, the Company does have other avenues through which it can sell its production.

b) Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

•

translation of foreign currency components that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through Other Comprehensive Income per IAS 21.

•

translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“CA”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the statement of operations.

The following table summarizes, in USD equivalents, the Company’s major currency exposures:

As at December 31, 2021	CA	COP	GYD

Cash	$303	$41,134	$311
Accounts receivable	704	28,681	-
Cash in trust, non-current	-	644	-
Warrants in associates	13,353	-	-
Accounts payable and accrued liabilities, including amounts payable related to acquisitions of mining interests	(6,005)	(27,539)	(168)
Income tax payable	-	(15,739)	-
Convertible Debentures	(19,466)	-	-
Warrant liabilities	(32,195)	-	-
Lease obligations	(32)	(3,265)	(508)

Net financial liabilities	$(43,338)	$23,916	$(365)

As at December 31, 2020	CA	COP	GYD

Cash	$803	$50,639	-
Cash in escrow	66,808	-	-
Accounts receivable	649	23,292	-
Cash in trust, non-current	-	742	-
Warrants in associates	8,080	-	-
Accounts payable and accrued liabilities, including amounts payable related to acquisitions of mining interests	(6,727)	(40,022)	-
Income tax payable	-	(38,027)	-
Convertible Debentures	(28,426)	-	-
Warrant liabilities	(91,639)	-	-
Aris Subscription Receipts	(74,101)	-	-
Lease obligations	(77)	(4,867)	-

Net financial liabilities	$(124,630)	$(8,243)	$-

Page | 47

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Based on the net exposure at December 31, 2021, a 10% depreciation or appreciation of the CA against the USD would result in a $4.3 million increase or decrease in the Company’s after-tax net income and a 10% depreciation or appreciation of the COP against the USD would result in a $2.4 million decrease or increase in the Company’s other comprehensive income.

c) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company has not designated commodity hedging contracts as accounting hedges under IFRS 9. At December 31, 2021, the Company owns 2,500 ounces of gold bullion at an average cost of $1,792 per ounce.

Subsequent December 31, 2021, in January and early February 2022, the Company entered into a price protection program on 35,000 ounces of future gold production through zero cost collars, spread equally over the period from February 2022 through August 2022. The floor price of the gold collars varies with a range between $1,775 per ounce to $1,850 per ounce (a weighted average of $1,789 per ounce) and the ceiling price of the gold collars varies with a range between $1,875 per ounce to $1,950 per ounce (a weighted average of $1,889 per ounce). The gold collars represent European-style put and call options that are settled in cash as they expire at the end of each month.

d) Fair value risk

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS requires an entity to classify financial assets and liabilities that are recognized in the statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The fair values of cash and cash equivalents, cash in escrow, cash in trust, accounts receivable, accounts payable and accrued liabilities, and taxes payable, approximate their carrying values due to the short term to maturity of these financial instruments.

e) Capital management

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations, pay dividends, and deploy capital to develop its mining properties into production and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company considers its capital structure to include equity attributable to its shareholders and non-controlling interest of $478.5 million (2020 – $196.2 million) and its debt of $314.3 million (2020 – $140.2 million).

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, issue new debt (secured, unsecured, convertible and/or other types of debt instruments), acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern. As of December 31, 2021, other than certain restrictive covenants related to incurring additional indebtedness under the terms of the Senior Notes, the Company is not subject to any externally imposed capital requirements.

Page | 48

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

f) Liquidity risk

The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company’s financial obligations currently consist of the following:

•

Accounts payable and accrued liabilities: These arise during the normal course of business and are paid from operating cash flow, and except under certain exceptions, are usually due within no later than one month. The Company from time to time may also enter into payment plans to pay these amounts over extended periods, typically less than 12 months.

•

Amounts payable for acquisitions of mining interests: Principally represents compensation agreements with artisanal miners in Zona Alta at Marmato. Payments related to these compensation agreements have been suspended by the Company since 2013 and the Company is currently evaluating its options with respect to these compensation agreements.

•	Lease obligations: These obligations represent lease payments related to ROU assets over the life of the lease contracts (Note 13).

•	Long-term debt: The Senior Notes are carried at amortized cost. The Convertible Debentures are carried at fair value and no principal repayment is required until the date of maturity on April 5, 2024.

The carrying value of accounts payable and accrued liabilities and amounts payable for acquisitions of mining interests approximates their respective fair values as they are short-term in nature.

The following table summarizes the Company’s financial instruments that are carried at fair value in accordance with the classification of fair value input hierarchy in IFRS 13, Financial Instruments – Disclosures.

	Level 1	Level 2	Level 3	Total
As at December 31, 2021
Financial assets
Investments and other assets (Note 10)	$21,258	$1,888	$-	$23,146
Embedded derivative (Note 12a)	-	996	-	996
Financial liabilities
Convertible Debentures (Note 12c)	$-	$19,466	$-	$19,466
Company’s Listed Warrants (Note 15d)	25,440	-	-	25,440
Company’s Unlisted Warrants (Note 15d)	-	6,755	-	6,755
Deferred revenue (Note 6)	-	84,000	-	84,000
DSU liability issued by the Company (Note 15g)	2,979	-	-	2,979
PSU liability issued by Company (Note 15h)	-	1,200	-	1,200

As at December 31, 2020
Financial assets
Investments and other assets (Note 10)	$-	$18,507	$-	$18,507
Financial liabilities
Gold Notes – current and non-current (Note 12b)	$38,545	$-	$-	$38,545
Convertible Debentures (Note 12c)	-	28,426	-	28,426
Aris Gold Notes – current and non-current (Note 12d)	-	73,235	-	73,235
Aris Subscription Receipts (Note 5b)	-	74,101	-	74,101
Company’s Listed Warrants (Note 15d)	48,595	-	-	48,595
Company’s Unlisted Warrants (Note 15d)	-	26,287	-	26,287
Aris Listed Warrants (Note 15d)	15,155	-	-	15,155
Aris RTO Warrants (Note 15d)	-	1,602	-	1,602
DSU liability issued by the Company (Note 15g)	2,851	-	-	2,851
DSU liability issued by Aris (Note 15g)	681	-	-	681
PSU liability issued by Company (Note 15h)	-	1,002	-	1,002

Page | 49

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

18. REVENUE

	Years ended December 31,
	2021	2020

Gold	$376,887	$386,682
Silver	5,724	4,239
	$382,611	$390,921

19. COST OF SALES

	Years ended December 31,
	2021	2020

Production costs	$166,141	$157,836
Production taxes	12,679	15,938
Provision for environmental fees (Note 14)	2,325	-
Depreciation, depletion and amortization (Note 9)	31,415	24,947

	$212,560	$198,721

20. FINANCE COSTS

	Years ended December 31,
	2021	2020

Interest expense	$11,461	$6,963
Gold Premium payment (Note 12b)	3,332	5,209
Applicable Premium on early redemption of Gold Notes (Note 12b)	1,157	1,977
Accretion of Senior Notes (Note 12a)	862	-
Accretion of lease obligations (Note 13)	397	338
Accretion of provisions (Note 14)	1,238	1,600
Reversal of interest accrued on amounts payable related to mineral interests (note 27a)	-	(250)
Transaction fees and expenses
Financing fees related with Aris Transaction	149	-
Private placements (Notes 15b)	-	588
CFC Subscription Receipts (Notes 6c)	-	400
Aris GLN Subscription Receipts (Notes 6b)	-	6,500
Aris Special Warrants (Notes 6b)	-	2,787
Aris Subscription Receipts (Notes 6b)	-	2,363
Aris Precious Metals Stream	-	1,805

	$18,596	$30,280

Page | 50

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

21.	GAIN (LOSS) ON FINANCIAL INSTRUMENTS

The Company has recorded gains (losses) in the period from changes in fair value of the following items recorded at FVTPL:

	Years ended December 31,
	2021	2020
Financial assets
Aris Listed Warrants held by the Company (Note 10a)	$(4,984)	$-
Aris Unlisted Warrants held by the Company (Note 10a)	(2,059)	-
Aris Gold Notes held by the Company (Note 10a)	(24)	-
Gold X Warrants (Note 10b)	265	2,083
Gold X Debentures (Note 10b)	-	822
Denarius Warrants held by the Company (Note 10c)	3,708	-
Denarius Subscription Receipts (Note 10c)	1,949	-
Western Atlas Warrants (Note 10d)	(263)	(1,028)
Gold in Gold Trust Account (Note 12b)	(221)	543
Embedded derivative asset in Senior Notes (Note 12a)	207	-
Commodity hedging contracts (Note 17d)	-	(1)

	(1,422)	2,419
Financial liabilities
Gold Notes (Note 12b)	3,014	(3,733)
Convertible Debentures (Note 12c)	7,744	(6,335)
Company’s Listed Warrant liability (Note 15d)	22,989	(19,647)
Company’s Unlisted Warrant liability (Note 15d)	19,742	(10,033)
Aris GLN Subscription receipts (Note 5b)	-	(2,001)
Aris Special Warrants (Note 5b)	-	(10,889)
Aris Subscription receipts (Note 5b)	(2,501)	(21,306)
Aris Listed Warrants (Note 5b)	(1,241)	(1,360)
Aris Unlisted Warrants (Note 5b)	(129)	610
Aris Gold Notes (Note 5b)	1,428	(594)

Financial liabilities	51,046	(75,288)

Net gain (loss) on financial instruments	$49,624	$(72,869)

Purchase and Sale of Guyana Goldfields’ shares

In May 2020, the Company acquired 8.7 million shares of Guyana Goldfields Inc. (“Guyana Goldfields”) in the open market at a cost of approximately $4.0 million in connection with a proposed takeover bid for Guyana Goldfields. On May 25, 2020, the Company decided not to pursue the acquisition of the Guyana Goldfields and sold its shares in the open market for proceeds of approximately $7.9 million. After transaction costs of approximately $0.8 million, the Company recognized a net gain of $3.1 million in 2020.

22.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Years ended December 31,
	2021	2020

Accounts receivable	$(9,995)	$(9,824)
Inventories	(2,038)	(6,023)
Prepaid expenses and deposits	602	(703)
Accounts payable and accrued liabilities	(3,080)	13,483

	$(14,511)	$(3,067)

Page | 51

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

23.	NON-CONTROLLING INTEREST

During the years ended December 31, 2021 and 2020, prior to the loss of control of Aris on February 4, 2021 (Note 5a), Aris had entered into several transactions that impacted the Company’s ownership while it retained control. Such transactions were accounted for as equity transactions impacting the non-controlling interest in Aris and the deficit of the Company as follows:

Equity transactions associated with changes in ownership of Aris		Non-controlling interest		Deficit
		%	Amount

Year ended December 31, 2020
Acquisition of common shares by the Company from non-controlling interests	(i)	25.6%	$(1,285)	$(511)
Impact of private placement of Aris common shares	(ii)	22.5%	1,143	(1,143)
Impact of Aris common shares issued for SARC acquisition	(iii)	42.5%	27,422	12,540
Impact of conversion of Aris SW into common shares	(iv)	46.4%	24,226	3,095
Impact of exercise Aris warrants and options for common shares	(v)		158	-
December 31, 2020			$51,664	$13,981

Year ended December 31, 2021
Issuance of Aris Subscription Receipts	(vi)	55.67%	58,870	-

Total changes in ownership of Aris prior to loss of control of Aris on February 4, 2021			$110,534	$13,981

i.

In March 2020, the Company acquired an aggregate of 1,297,000 common shares of Aris in the open market at a cost of $1.8 million paid in cash. This resulted in an increase in ownership in the equity of Aris to 74.4% and a reduction of the non-controlling interest of $1.3 million with the difference of $0.5 million being recognized as a credit to deficit in the statement of equity.

ii.

On June 30, 2020, the Company acquired 7,000,000 common shares of Aris in a non-brokered private placement with Aris for a total investment of $10.3 million. This resulted in an increase in the Company’s ownership in the equity of Aris to 77.5% with an amount of $1.1 million being recognized as an increase in the carrying amount of the non-controlling interest and $1.1 million as an increase to deficit in the statement of equity.

iii.

On July 2, 2020, in connection with the acquisition of the Juby Project (Note 9), Aris issued 20,000,000 common shares to third party investors and the Company’s equity interest in the issued and outstanding shares of the Aris Gold decreased to 57.5%. The fair value of the net assets of acquired was $50.3 million, therefore the transaction resulted in an increase in the non-controlling interest of $27.4 million and $12.5 million recognized as a decrease to deficit in the statement of equity.

iv.

On July 29, 2020, Aris completed a bought deal financing of Aris Special Warrants (Note 5b).The Company acquired 8,888,889 of the Aris Special Warrants for a total consideration of CA$20.0 million (approximately $15.0 million). Each Aris Special Warrant entitled the holder thereof to receive one common share of Aris and one Aris Listed Warrant.

On conversion, the Company received 8,888,889 Aris common shares with a fair value of $18.2 million and 8,888,889 of Aris Listed Warrants with a fair value of $4.0 million, which have been eliminated in these financial statements. This transaction resulted in a decrease of the Company’s ownership in Aris to 53.6% and an increase in the non-controlling interest of $24.2 million recording $3.1 million as a decrease to deficit in the statement of equity.

v.	During the year certain warrants and stock options granted by Aris were exercised resulting in an issuance of 82,500 shares, reducing the Company’s ownership in Aris.

vi.	Participation of third-party investors in Aris Subscription Receipts described in Note 5a.

Page | 52

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

24.	EARNINGS PER SHARE

	Years ended December 31,
	2021	2020

Net income (loss) attributed to shareholders of the Company	$186,226	$(4,653)
Basic weighted average number of shares	82,812,159	60,700,238

Basic earnings (loss) per common share	$2.25	$(0.08)
Diluted earnings (loss) per common share	$1.59	$(0.08)

The basic earnings per share amounts are calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.

The following table sets forth the computation of diluted earnings per share:

	Years ended December 31,
	2021	2020

Net income (loss) attributed to shareholders of the Company	$186,226	$(4,653)
Add (deduct):
Interest on Convertible Debentures	1,180	–
Fair value gain on Convertible Debentures	(7,744)	–
Fair value gain on Listed Warrants	(22,989)	–
Fair value gain on Unlisted Warrants	(5,634)	–
	$151,039	$(4,653)

Basic weighted average number of shares	82,812,159	60,700,238
Effective of dilutive securities:
Stock options	577,194	–
Convertible Debentures	3,789,473	–
Listed Warrants	6,178,106	–
Unlisted Warrants	70,244	–
Gold X Warrants	1,458,057	–

Diluted weighted average number of shares	94,885,233	60,700,238

Diluted earnings (loss) per share	$1.59	$(0.08)

For the year ended December 31, 2021, the diluted weighted average number of shares does not include the potential dilution from a total of 8,722,174 shares associated with certain stock options and Gold X Warrants, the 2020 PP Warrants and the Convertible Debentures as they would be anti-dilutive. For the year ended December 31, 2020, the diluted weighted average number of shares does not include the potential dilution from a total of 11,822,611 shares associated with all of the Company’s stock options, Convertible Debentures and warrants as they would be anti-dilutive.

25.	SEGMENT DISCLOSURES

For the year ended December 31, 2021 and 2020, each of the Company’s reportable operating segments generally consist of an individual mining property or cash-generating unit managed by a single general manager and operations management team. The Company owns and operates its Segovia Operations in Colombia and the Toroparu Project in Guyana.

Page | 53

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

For the year ended December 31, 2020 and the period up to the loss of control of Aris on February 4, 2021, the Company’s reportable operating segments also included the Marmato Project in Colombia and the Juby Project in Ontario, both of which are owned and operated by Aris.

In each of the years ended December 31, 2021 and 2020, sales were made to one customer under a long-term supply agreement. There were no sales or revenue earned from the Canadian segment.

The following table shows the Company’s reportable segments and its geographic locations:

	Colombia		Guyana	Canada	Corporate	Total
	Segovia Operations	Marmato Project	Toroparu Project	Juby Project

Year ended December 31, 2021
Revenue	$377,512	$5,099	$-	$-	$-	$382,611
Production costs and taxes	174,450	4,370	-	-	-	178,820
Depreciation, depletion and amortization	30,377	162	-	-	876	31,415
Finance costs	1,729	687	-	-	16,180	18,596
Gain from equity accounting associates	-	-	-	-	(2,192)	(2,192)
Gain on financial instruments	-	-	-	-	(49,624)	(49,624)
Income tax expense	(50,595)	(275)	-	-	(867)	(51,737)
Net income (loss)	104,633	(14,679)	-	-	90,014	179,968
Capital expenditures (Note 9)	59,643	1,032	9,682	-	-	70,357

As at December 31, 2021
Total assets	$276,298	$-	$279,380	$-	$442,707	$998,385
Total liabilities	79,126	-	85,367	-	355,366	519,859

Year ended December 31, 2020
Revenue	$348,131	$42,790	$-	$-	$-	$390,921
Production costs and taxes	141,264	32,510	-	-	-	173,774
Depreciation, depletion and amortization	22,563	1,152	-	-	1,232	24,947
Finance costs	1,859	52	-	-	28,369	30,280
Gain from equity accounting associates	-	-	-	-	321	321
Loss on financial instruments	-	-	-	-	72,869	72,869
Income tax expense	(54,372)	(2,633)	-	-	(8,611)	(65,616)
Net income (loss)	111,305	3,848	-	-	(142,724)	(27,571)
Capital expenditures (Note 9)	46,835	22,283	-	31	-	69,149

As at December 31, 2020
Total assets	$248,316	$66,505	$-	$50,052	$285,692	$650,565
Total liabilities	100,696	19,629	-	-	334,012	454,337

26.	RELATED PARTY TRANSACTIONS

The following transactions with related parties occurred during the years ended December 31, 2021 and 2020:

Key management personnel compensation

Key management includes the Company’s Executive Chairman, Chief Executive Officer, Chief Financial Officer, Legal Vice President/Corporate Secretary and the non-executive directors. In addition to their short-term employee benefits, comprised of salaries and bonuses or director fees, as applicable, executive officers and directors receive share-based compensation through participation in the Company’s long-term incentive program, which includes the stock option plan and PSUs for executive officers and DSUs for non-executive directors.

During the year ended December 31, 2021, the Company granted a total of 440,000 stock options and 127,858 PSUs to executive officers and 387,632 DSUs to non-executive directors (December 31, 2020 - 370,000 stock options; 127,858 PSUs; 387,632 DSUs).

Page | 54

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Key management personnel compensation comprised the following:

	2021	2020

Short-term employee benefits	$2,959	$2,649
Share-based compensation issued (Note 15e)	727	2,748

Total by the Company	3,686	5,397

Short-term employee benefits	106	1,148
Change of control compensation (Note 5a)	9,817	–
Share-based compensation issued (Note 15e)	440	3,237

Total by Aris	10,363	4,385

	$14,049	$9,782

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

27.	COMMITMENTS AND CONTINGENCIES

a) Marmato Project – Zona Alta and Echandia Commitments

(i) Mining title contracts – title transfers approved: As At December 31, 2021, the Company has a total of COP 0.8 billion, equivalent to $0.2 million (December 31, 2020 – COP 0.8 billion; $0.2 million), remaining to be paid under agreements to purchase additional mining titles related to the Marmato property which is included in amounts payable for acquisition of mining interests in current liabilities.

(ii) Mining title contracts – title transfers pending approval: the Company has three mining title contracts for which the approval for the transfer of title has not yet been obtained from the government authorities. If government approval is not obtained, the Company will no longer be required to make further payments. As at December 31, 2021, the Company has commitments under these contracts to spend an additional COP 14.9 billion ($3.7 million) (December 31, 2020 – COP 14.9 billion or $4.3 million) which has not been included in amounts payable for acquisition of mining interests.

(iii) Amounts payable related to acquisition of mining interests: As at December 31, 2021, a total of COP 7.0 billion ($1.7 million) including interest, is included in amounts payable for acquisition of mining interests related to agreements to compensate artisanal miners who would be required to cease mining activities at the Company’s Marmato Project (December 31, 2020 – COP 7.0 billion; $2.1 million). Payments related to these agreements have been suspended since 2013 and the Company is continuing to seek a resolution to the outstanding obligations.

b) Segovia social contributions

With respect to Segovia Operations, the Company makes contributions to a trust account to fund local social programs in each quarter in which it produces a minimum of 15,000 ounces of gold. The contribution rate is $4 per ounce of gold production at the minimum gold price of $700 per ounce and increases by $2 per ounce for each $50 increment in the price of gold. Based on the Company’s gold production during the year ended December 31, 2021, the Company incurred a total expense for social contributions of $9.7 million (2020 – $10.6 million).

c) Arbitration Proceedings under Free Trade Agreement

In May 2018, as a consequence of ongoing impediments to establishing mining operations in Zona Alta and Echandia at Marmato due to the presence of illegal miners who have not only impeded mining operations in the area by the Company but also curtailed access to it, along with certain related matters associated with its Segovia Operations, the Company filed a request for institution of arbitration proceedings with the International Centre for Settlement of Investment Disputes against the Republic of Colombia (“FTA Claim”). The arbitration proceedings center on claims against Colombia for its non-compliance with its obligations under the Free

Page | 55

GCM Mining Corp. (formerly Gran Colombia Gold Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Trade Agreement which effectively continues to preclude the Company from establishing operations in Zona Alta and Echandia. The arbitration proceedings are in process; however, a decision on the matter is expected to be more than 12 months away.

d) Claims

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable. No such provisions have been recorded by the Company.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

e) Commitments

As at December 31, 2021 the Company has future purchase commitments of approximately $2.9 million related to capital expenditures associated with the Toroparu Project

In 2013, ETK, Inc., an indirect wholly-owned subsidiary of Gold X, entered into an agreement for consulting services to be provided by the former owner of the Toroparu property. The agreement provides a payment of $1.0 million (“Base Payment”) on an annual basis for eight years commencing on the first anniversary after the Company receives sufficient cash flow from the Toroparu Project to pay back its actual costs incurred in developing and constructing the Toroparu Project plus financing costs incurred. The Base Payment will be indexed to increases in the average monthly gold price up to a maximum of $2.0 million per annum. After the eight-year period, an annual payment of up to a maximum of $1.0 million per annum will be payable on annual basis in each of the following five years if the price of gold averages more than $1,750 per ounce for some or all of each of the respective years.

28.	SUBSEQUENT EVENT

On March 21, 2022, the Company subscribed to a $35.0 million convertible senior unsecured debenture (the “Debenture”) to be issued by a wholly-owned subsidiary of Aris. The proceeds of the Debenture will be used to pay a portion of the purchase price for the acquisition, through a joint venture company, of a 20% ownership interest (the “Transaction”) in the Soto Norte gold project in Colombia. Aris will become the operator of the Soto Norte gold project and will have an option to increase its ownership to 50%.

The Debenture will be due, in cash, 18 months from closing of the Transaction. At any time after 12 months from closing of the Transaction, the Debenture may be converted, in whole or in part, at the Company’s sole discretion into common shares of Aris at a price to be determined in the context of the market and in accordance with the rules of the TSX. The Debenture will pay interest monthly with an annualized coupon of 7.5%. The issuance of the Debenture is conditional upon closing of the Transaction by Aris, expected to occur in April 2022, and is subject to the approval of the TSX. The ability of the Company to fully execute its conversion rights under the Debenture is subject to disinterested Aris shareholder approval at its next annual meeting of shareholders.

Page | 56